Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

IRON HORSE ACQUISITION HOLDING LLC,

IRON HORSE ACQUISITION SUB INC.

AND

FLORIDA EAST COAST INDUSTRIES, INC.

Dated as of May 8, 2007

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with all schedules and exhibits hereto, this “Agreement”), dated as of May 8, 2007, is by and among Iron Horse Acquisition Holding LLC, a Delaware limited liability company (“Parent”), Iron Horse Acquisition Sub Inc., a Florida corporation and wholly owned direct subsidiary of Parent (“Merger Sub”), and Florida East Coast Industries, Inc., a Florida corporation (the “Company”).

RECITALS

A. The Company and Merger Sub each has determined that it is advisable, fair to and in the best interests of its stockholders to effect a merger (the “Merger”) of Merger Sub with and into the Company pursuant to the Florida Business Corporation Act (the “FBCA”) upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each outstanding common share, no par value of the Company (the “Company Common Shares”), shall be converted into the right to receive cash, as set forth herein, all upon the terms and subject to the conditions of this Agreement.

B. The Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of the Company and its shareholders (the “Company Shareholders”) and (ii) adopted resolutions adopting and approving this Agreement and the transactions contemplated hereby, including the Merger, declaring its advisability and recommending the approval by the Company Shareholders of this Agreement and the Merger and the other transactions contemplated hereby.

C. The Board of Directors of Merger Sub has (i) determined that this Agreement, the Merger and the other transactions contemplated hereby, taken together, are at a price and on terms that are fair to, advisable and in the best interests of Merger Sub and its sole stockholder and (ii) adopted resolutions adopting and approving this Agreement and the transactions contemplated hereby, including the Merger, declaring its advisability and recommending the approval by its sole stockholder of this Agreement and the Merger and the other transactions contemplated hereby. The sole stockholder of Merger Sub has adopted this Agreement.

D. The Company Board intends to declare a dividend of $21.50 per share of Company Common Stock which shall be paid prior to the Closing Date.

E. The Board of Directors of Parent, and Parent, as the sole stockholder of Merger Sub, in each case has approved this Agreement and the Merger and the other transactions contemplated hereby.

AGREEMENT

In consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) The following terms, as used herein, have the following meanings:

“Acquisition Proposal” means any inquiry, proposal or offer for, whether in one transaction or a series of related transactions, any (a) merger, consolidation, share exchange, business combination or similar transaction involving the Company or any Subsidiaries that would constitute a “significant subsidiary” (as defined in Rule 1-02 of Regulation S-X, but substituting 20% for references to 10% therein), (b) sale or other disposition, directly or indirectly, including by any merger, consolidation, share exchange, business combination or any similar transaction, of any assets of the Company or its Subsidiaries representing 20% or more of the consolidated assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries taken as a whole, (c) issue, sale or other disposition by the Company or any Subsidiary of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing 20% or more of the outstanding Company Common Shares, (d) tender offer or exchange offer in which any Person or “group” (as such term is defined under the Exchange Act) would, if consummated, acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of 20% or more of the outstanding Company Common Shares, (e) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to the Company, or (f) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger or any of the other transactions contemplated by this Agreement.

“Affiliate” of any Person shall mean another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person.

“Antitrust Law” shall mean the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Articles of Merger” shall mean the articles of merger with respect to the Merger, containing the provisions required by, and executed in accordance with, the FBCA.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Jacksonville, Florida or New York, New York are authorized or obligated by Law or executive order to be closed.

“Certificate” shall mean each certificate representing one or more Shares or, in the case of uncertificated Shares, each entry in the books of the Company (or its transfer agent) representing uncertificated Shares.

“Closing” shall mean the closing of the Merger, as contemplated by Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Company Articles of Incorporation” shall mean the Company’s Amended and Restated Articles of Incorporation as amended and as in effect as of the date hereof.

“Company Balance Sheet” shall mean the consolidated balance sheet of the Company as of December 31, 2006 and the footnotes thereto set forth in the Company 10-K.

“Company Benefit Plan” shall mean each Employee Benefit Plan that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries is a party and in which any current or former employee, director, officer, consultant, independent contractor, contingent worker or leased employee of the Company or its Subsidiaries is eligible to participate or derive a benefit.

“Company Bylaws” shall mean the Amended and Restated Bylaws of the Company as amended and as in effect as of the date hereof.

“Company Disclosure Letter” shall mean the Company Disclosure Letter dated the date hereof and delivered by the Company to Parent prior to the execution of this Agreement.

“Company Employees” shall mean employees of the Company who remain employees of the Surviving Corporation.

“Company ESPP” shall mean the Company’s 2002 Employee Stock Purchase Plan, as amended from time to time and as in effect as of the date hereof.

“Company Financial Advisor” shall mean Morgan Stanley & Company.

“Company Financial Statements” shall mean all of the financial statements of the Company and its Subsidiaries included in the Company Reports.

“Company Incentive Plans” shall mean the Company’s 1998 Stock Incentive Plan, as amended, and the Company’s 2002 Stock Incentive Plan, as amended.

“Company Material Adverse Effect” means an effect, event, development or change that, individually or in the aggregate, is or is reasonably likely to (i) be materially adverse to the assets, liabilities, business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, other than any effect, event, development or change to the extent arising out of or resulting from (a) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a disproportionate manner as compared to other persons or participants in the railroad or real estate industries in which the Company and its Subsidiaries conduct their business), (b) changes in Law or tax, regulatory, political or business conditions that, in each case, generally affect the railroad or real estate industries in which the Company and its Subsidiaries conduct their businesses (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a disproportionate manner as compared to other persons or participants in the railroad or real estate industries in which the Company and its Subsidiaries conduct their businesses and that operate in the geographic regions affected by such effect, event, development or change), (c) changes in GAAP, (d) the negotiation, execution, announcement or performance of this Agreement or the transactions contemplated hereby, or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, connecting railroads, tenants, suppliers, lenders, investors, venture partners or employees, provided, however, that this clause (d) shall be disregarded for the purpose of Section 4.5, (e) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement (unless, and only to the extent, such effect, event, development or change affects the Company and its Subsidiaries in a disproportionate manner as compared to other persons or participants in the railroad or real estate industries in which the Company and its Subsidiaries conduct their businesses, (f) earthquakes, hurricanes or other natural disasters, (g) any action taken or omitted by the Company or any Subsidiary at the written request or with the written consent of Parent or Merger Sub, or (h) any effect resulting from or related to any decisions, orders or rulings at any level in that certain litigation styled Sierra Club v. Flowers, Case No. 03-23427 CIV—HOEVELER and any appeal therefrom or other proceeding related thereto, or (ii) prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of the Merger or any other transaction contemplated hereby. The parties agree that the mere fact of a decrease in the market price of the Company Common Shares shall not, in and of itself, constitute a Company Material Adverse Effect, but any effect, event, development or change underlying such decrease (other than any such effects, events, developments or changes set forth in clauses (a) through (h) above) shall be considered in determining whether there has been a Company Material Adverse Effect.

“Company Permits” shall mean all authorizations, licenses, permits, certificates, approvals and orders of all Governmental Entities necessary for the lawful conduct of the businesses of the Company and its Subsidiaries.

“Company Reports” shall mean all forms, reports, statements, information, registration statements and other documents (as supplemented and amended since the time of filing and prior to the date hereof) filed or required to be filed by the Company with the SEC since December 31, 2006.

“Company Required Vote” shall mean the affirmative vote of the holders of a majority of the outstanding Shares in favor of adoption of this Agreement.

“Company Stock Option” shall mean each outstanding option to purchase Company Common Shares under the Company Incentive Plans.

“Company Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, phantom stock plans or stock equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) obligating the Company to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, the Company.

“Company Shareholders Meeting” shall mean a meeting of the Company Shareholders to be called to consider the Merger.

“Company Termination Fee” shall mean $100 million.

“Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

“Confidentiality Agreement” shall mean the Confidentiality Agreement between the Company and Parent dated February 23, 2007.

“Contract” shall mean any contract, lease, indenture, note, bond or other agreement that is in force and effect to which either the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound.

“Development Property” shall mean any real property that is, as of the date hereof, in one or more phases of development, including pre-construction, provided that a real property shall cease to be a Development Property at the time such real property becomes a Stabilized Property.

“Effective Time” shall mean the time that Merger becomes effective in accordance with Section 607.1105 of the FBCA.

“Employee Benefit Plan” shall mean, with respect to any Person, each plan, fund, program, agreement, arrangement or scheme, including, but not limited to, each plan, fund, program, agreement, arrangement or scheme maintained or required to be maintained, in each case that is at any time sponsored or maintained or required to be sponsored or maintained by such Person or to which such Person makes or has made, or has or has had an obligation to make, contributions providing for employee benefits or for the remuneration, direct or indirect, of the current or former employees, directors, officers, consultants, independent contractors, contingent workers or leased employees of such Person or the dependents of any of them (whether written or oral), including: each deferred compensation, bonus, incentive compensation, pension, retirement, stock purchase, stock option and other equity compensation plan or “welfare” plan (within the meaning of Section 3(1) of ERISA, determined without regard to whether such plan is subject to ERISA); each “pension” plan (within the meaning of Section 3(2) of ERISA, determined without regard to whether such plan is subject to ERISA); and each severance plan or agreement, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, legal and each other employee benefit plan, fund, program, agreement or arrangement.

“Encumbrance” shall mean any lien, mortgage, pledge, deed of trust, security interest, charge, easement, right of way, restriction, option, right of first refusal, right of first offer or other encumbrance or other adverse claim or interest.

“Environmental Laws” shall mean any Laws relating to the environment or Hazardous Substances, or the effect of any Hazardous Substance on human health and safety.

“Environmental Permits” shall mean all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Entities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any Subsidiary as currently conducted.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time.

“Governmental Entity” shall mean any United States federal, state or local or any foreign government or any court of competent jurisdiction, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Substance” shall mean any pollutant, contaminant, waste, chemical material, substance, compound or constituent in any form, including without limitation, crude oil or petroleum or petroleum products, asbestos and asbestos-containing materials and any radioactive substance subject to regulation, or which can give rise to liability under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” or any similar expression, shall mean, with respect to the Company, the actual knowledge, after making due inquiry within the Company, of any Person set forth in Section 1.1 of the Company Disclosure Letter, and, with respect to Parent, the actual knowledge, after making due inquiry within the Company, of any Person set forth in Section 1.1 of the Parent Disclosure Letter.

“Land Holdings” shall mean any real property that is unimproved and not a Development Property.

“Law” shall mean any federal, state, local or foreign statute, law, regulation, requirement, interpretation, rule, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Liabilities” shall mean any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any Contract or Company Permit and those arising as a result of any act or omission.

“Order” shall mean any writ, judgment, injunction, consent, order, decree, stipulation, award or executive order of or by any Governmental Entity.

“Parent Benefit Plan” shall mean each Employee Benefit Plan that is sponsored, maintained or contributed to by Parent or any of its Subsidiaries or with respect to which Parent or any of its Subsidiaries is a party and in which any current or former employee, director, officer, consultant, independent contractor, contingent worker or leased employee of Parent or its Subsidiaries is eligible to participate or derive a benefit.

“Parent Disclosure Letter” shall mean the Parent Disclosure Letter dated as of the date hereof and delivered by Parent to the Company prior to the execution of this Agreement.

“Parent Material Adverse Effect” shall mean, with respect to Parent or Merger Sub, any event, effect, development or change that, individually or in the aggregate, is or would be reasonably likely to prevent or materially delay the performance by Parent or Merger Sub of any of their material obligations under this Agreement or the consummation of the Merger or the other transactions contemplated by the Transaction Documents.

“Parent Termination Fee” shall mean $150 million.

“Paying Agent” shall mean a bank or trust company reasonably satisfactory to the Company that is organized and doing business under the Laws of the United States or any state thereof and has a combined capital and surplus of at least $500,000,000 appointed by Parent to act as paying agent for payment of the Merger Consideration.

“Person” shall mean any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint-stock company, syndicate, association, entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Proxy Statement” shall mean a definitive proxy statement and any amendment or supplement thereto, relating to the Merger and this Agreement to be mailed to the Company Shareholders in connection with the Company Shareholders Meeting.

“Representative” of a Person means any officer, director, Affiliate, employee, partner, investment banker, financial advisor, financing source, co-investor, attorney, accountant or other agent or advisor.

“Rights Agreement” shall mean the Second Amended and Restated Rights Agreement, dated as of April 27, 2006, by and between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended.

“SEC” shall mean the Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Special Dividend” shall mean a dividend of $21.50 per share of Company Common Stock which shall be paid no later than the day prior to the Closing Date.

“Stabilized Property” shall mean any real property that is improved and (i) is 90% leased or (ii) one year has elapsed since a certificate of occupancy has been issued with respect to such real property.

“STB” shall mean the Surface Transportation Board.

“Subsidiary” of any Person shall mean any corporation, partnership, limited liability company, joint venture or other legal entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock equity interests or general partnership interests of such corporation, partnership, limited liability company, joint venture or other legal entity, as the case may be.

“Subsidiary Stock Rights” shall mean any options, warrants, convertible securities, subscriptions, stock appreciation rights, limited liability company interests, partnership interests, phantom stock plans or stock or equity equivalents or other rights, agreements, arrangements or commitments (contingent or otherwise) of any character issued or authorized by the Company or any Subsidiary of the Company relating to the issued or unissued capital stock or other equity interests of the Subsidiaries of the Company or obligating the Company or any of its Subsidiaries to issue or sell any shares of capital stock of, or options, warrants, convertible securities, subscriptions or other equity interests in, any Subsidiary of the Company.

“Superior Proposal” means a bona fide written Acquisition Proposal (on its most recently amended and modified terms, if amended and modified) made by a Third Party (i) that relates to more than 50% of the outstanding Company Common Shares or all or substantially all of the assets of the Company and its Subsidiaries taken as a whole, (ii) which the Company Board determines in its good faith judgment (after taking into account all of the terms and conditions of the Acquisition Proposal and after consultation with its outside legal and financial advisors) to be more favorable in the aggregate to the Company’s shareholders (in their capacities as shareholders) than the transactions contemplated hereby (including the Merger or any other proposal Parent may make pursuant to Section 6.6(c) and, if declared, the dividend referred to in Recital D), (iii) the material conditions to the consummation of which are all reasonably capable of being satisfied in the good faith judgment of the Company Board, and (iv) for which financing, to the extent required, is then committed or, in the good faith judgment of the Company Board, is reasonably likely to be available.

“Surviving Corporation” shall mean the corporation surviving the Merger.

“Tax” shall mean any federal, state, county, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax, governmental fee or other like assessment or charge in the nature of a tax of any kind whatsoever, together with any interest, penalty or addition thereto, whether disputed or not, and “Taxes” shall mean any or all of the foregoing collectively.

“Tax Return” shall mean any return, report, information, filing, document or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” shall mean any Person or group (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Merger Sub or any Affiliates thereof.

“Transaction Documents” shall mean this Agreement and all other agreements, instruments and documents to be executed by Parent, Merger Sub and the Company in connection with the transactions contemplated by such agreements.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Cash Unit	Section 2.8
Change in Recommendation	Section 6.6(a)
Closing Date	Section 2.2
Company	Preamble
Company Board	Recital B
Company Common Shares	Recital A
Company ESPP Termination Date	Section 2.9
Company Material Contracts	Section 4.22
Company Recommendation	Section 6.5
Company Restricted Shares	Section 2.8
Company Shareholders	Recital B
DOJ	Section 6.3(b)
End Date	Section 8.1(b)
Exchange Fund	Section 3.1
Expenses	Section 8.3(a)
Escrow Agent	Section 2.8
FBCA	Recital A
Filed SEC Documents	Article IV
Financing	Section 5.6(c)
Financing Commitments	Section 5.6(b)
FTC	Section 6.3(b)
Government Order	Section 8.1(c)
Indebtedness	Section 6.1(b)(ix)
Indemnified Parties	Section 6.9(a)
Intellectual Property Rights	Section 4.15
Joint Ventures	Section 4.4(c)
Letter of Transmittal	Section 3.2(a)
Material Leases	Section 4.22
Merger	Recital A
Merger Consideration	Section 2.4(a)
Merger Sub	Preamble

Term	Section
Notifying Party	Section 6.3(f)
Other Filings	Section 6.4
Parent	Preamble
Permitted Encumbrances	Section 4.11(c)
Permitted Investments	Section 3.1
Real Property	Section 4.11(a)
Restrictive Agreements	Section 4.22
Retention Amounts	Section 6.8(g)
Retention Date	Section 6.8(g)
Retention Plan	Section 6.8(g)
Section 16	Section 6.8(f)
Shares	Section 2.4(a)
Termination Date	Section 8.1
WARN Act	Section 4.14(b)

Section 1.2 Interpretation and Rules of Construction.

In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation;”

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) references to any statute, rule or regulation are to the statute, rule or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and to any section of any statute, rule or regulation include any successor to the section;

(f) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(h) references to any Person are also to its successors and permitted assigns;

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise;

(j) “writing,” “written” and comparable terms refer to printing typing and other means of reproducing words (including electronic media) in a visible form; and

(k) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE II

THE MERGER

Section 2.1 The Merger; Effect of the Merger.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company in accordance with the FBCA, whereupon the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Corporation under the Laws of the State of Florida.

(b) The Merger shall have the effects set forth in Section 607.1106 of the FBCA and other applicable Law. Accordingly, from and after the Effective Time, the Surviving Corporation shall have all the properties, rights, privileges, powers, interests and franchises and shall be subject to all restrictions, disabilities, debts, duties and Liabilities of the Company and Merger Sub.

Section 2.2 Closing. Subject to the terms and conditions of this Agreement, the Closing will take place at 10:00 a.m., local time, as promptly as practicable but in no event later than the fifth Business Day after the satisfaction or waiver of the conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) set forth in Article VII (the “Closing Date”), at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 4 Times Square, New York, New York 10036, unless another time, date or place is agreed to in writing by the parties; provided, however, that if all the conditions set forth in Article VII shall not have been satisfied or waived (to the extent permitted by Law) on such fifth Business Day, then, subject to Section 8.1, the Closing will take place on the first Business Day on which all such conditions shall have been satisfied or waived (to the extent permitted by Law).

Section 2.3 Effective Time. On the Closing Date and subject to the terms and conditions hereof, the Articles of Merger shall be filed with the Secretary of State of the State of Florida. The Merger shall become effective at the Effective Time.

Section 2.4 Conversion of the Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Except as provided in Section 2.4(b), each Company Common Share issued and outstanding immediately prior to the Effective Time (the “Shares”), together with the rights issued pursuant to the Rights Agreement shall be canceled and shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive, in cash without interest, $62.50 (the “Merger Consideration”), upon surrender of the Certificate representing such Shares as provided in Article III. All Shares, when so converted, shall no longer be outstanding and shall automatically be retired and shall cease to exist, and each holder of a Certificate representing Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration into which such Shares have been converted, as provided herein.

(b) Each Share that is owned by the Company as treasury stock or otherwise or by any Subsidiary of the Company and each Share owned by Parent, Merger Sub or any other Subsidiary of Parent immediately prior to the Effective Time shall be canceled and retired and cease to exist and no payment or distribution shall be made with respect thereto.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.5 Organizational Documents.

(a) At the Effective Time, pursuant to the Merger, the articles of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Corporation, except that, at the Effective Time, Article I of such articles of incorporation shall be amended to provide that the corporate name of the Surviving Corporation is “Florida East Coast Industries, Inc.” Thereafter, the articles of incorporation of the Surviving Corporation may be amended in accordance with its terms and as provided by Law.

(b) At the Effective Time, pursuant to the Merger, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation, except that, at the Effective Time, Article I of such bylaws shall be amended to provide that the corporate name of the Surviving Corporation is “Florida East Coast Industries, Inc.” Thereafter, the bylaws of the Surviving Corporation may be amended in accordance with their terms and the articles of incorporation of the Surviving Corporation and as provided by Law.

Section 2.6 Directors and Officers of the Surviving Corporation. The Company shall cause to be delivered to Parent, promptly, but in no event later than five (5) Business Days prior to the Closing, resignations of all the directors of the Company, unless otherwise specified by Parent, to be effective at the Effective Time. At the Effective Time, the directors of Merger Sub shall continue in office as the directors of the Surviving Corporation and the officers of the Company shall continue in office as the officers of the Surviving Corporation, and such directors and officers shall hold office until successors are duly elected or appointed and qualified in accordance with and subject to applicable Law and the articles of incorporation and bylaws of the Surviving Corporation.

Section 2.7 Company Stock Options.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of any holder, each then-outstanding Company Stock Option shall be canceled, and, in the case of (x) a Company Stock Option having a per share exercise price less than the sum of (i) the Merger Consideration plus (ii) the Special Dividend, converted into the right to receive from the Surviving Corporation an amount (subject to any applicable withholding tax and payable without interest) in cash equal to the product of (A) the number of Company Common Shares subject to such Company Stock Option immediately prior to the Effective Time and (B) the amount by which the sum of (i) the Merger Consideration plus (ii) the Special Dividend exceeds the per share exercise price of such Company Stock Option, or (y) a Company Stock Option having a per share exercise price equal to or greater than the sum of (i) the Merger Consideration plus (ii) the Special Dividend, without the payment of cash or issuance of other securities in respect thereof. The cancellation of a Company Stock Option as provided in the immediately preceding sentence shall be deemed a release of any and all rights the holder thereof had or may have had in respect of such Company Stock Option.

(b) Subject to Section 3.7, all payments with respect to canceled Company Stock Options shall be made by the Paying Agent (and Parent shall cause Paying Agent to make such payments) as promptly as reasonably practicable after the Effective Time from the Exchange Fund. Such payments shall be accompanied by a letter from the Paying Agent explaining how the payment amounts with respect to the canceled Company Stock Options were determined.

(c) Except as otherwise agreed to by the parties, (i) each Company Incentive Plan (together with any target equity opportunities established or contingently established thereunder, which shall become void ab initio) shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any Subsidiary thereof shall be canceled as of the Effective Time and (ii) the Company shall ensure that following the Effective Time no participant in the Company Incentive Plans or other plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Corporation or any Subsidiary thereof.

Section 2.8 Restricted Stock. If any Company Common Share outstanding immediately prior to the Effective Time is not then vested under any stock option or compensation plan, agreement or arrangement of the Company, or otherwise (“Company Restricted Shares”), then, there shall be substituted for each such Company Restricted Share a long-term incentive cash award (a “Cash Unit”) in the amount of the Merger Consideration, which shall vest or be forfeited in accordance with the vesting and forfeiture provisions governing such Company Restricted Share (as such provisions exist immediately prior to the Effective Time) and shall be paid to the holder of such award, immediately upon vesting. The Company shall take such actions as may be necessary to provide for the substitution of such long term incentive cash awards for the Company Restricted Shares in accordance with the documents governing Company Restricted Shares. Immediately after the Effective Time, Parent shall create an interest-bearing “Escrow Fund” by depositing with an escrow agent mutually acceptable to the Company and Parent (the “Escrow Agent”), pursuant to an escrow agreement mutually agreeable to the Company and Parent, cash in the aggregate amount equal to the Merger Consideration which would have been payable with respect to the Company Restricted Shares, if their restrictions had lapsed and they had vested immediately prior to the Effective Time. Subject to Section 3.7, upon the vesting of a Cash Unit in accordance with the first sentence of this Section 2.8, the cash in escrow in respect thereof shall immediately be paid (together with accrued and unpaid interest) to the holder of the Company Restricted Share for which it was substituted, net of fees payable or paid to the escrow agent and taxes payable, paid or withheld. Upon the forfeiture of a Cash Unit in accordance with the first sentence of this Section 2.8, it shall immediately be paid (together with accrued and unpaid interest) to Parent, net of fees payable or paid to the escrow agent and taxes payable, paid or withheld.

Section 2.9 Company ESPP. The Company shall take any and all actions with respect to the Company ESPP as are necessary to provide that: (i) with respect to the Offering Period (as defined in the Company ESPP) in effect as of the date hereof, no employee who is not a participant in the Company ESPP as of the date hereof may become after the date hereof a participant in the Company ESPP and no participant in the Company ESPP may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Offering Period; (ii) subject to consummation of the Merger, the Company ESPP shall terminate, effective immediately before the Effective Time (the “Company ESPP Termination Date”); and (iii) if the Offering Period in effect as of the date hereof terminates prior to the Company ESPP Termination Date, the Company ESPP shall be suspended and no new Offering Period will be commenced under the Company ESPP unless this Agreement shall have terminated prior to the consummation of the Merger. If such Offering Period is still in effect on the Company ESPP Termination Date, then, on the Company ESPP Termination Date, each purchase right under the Company ESPP as of the Company ESPP Termination Date shall be automatically exercised by applying the payroll deductions of each participant in the Company ESPP for such Offering Period to the purchase of a number of whole Shares (subject to the provisions of the Company ESPP regarding the number of shares purchasable) at an exercise price per Share equal to the lower of (A) 85% of the Fair Market Value (as defined in the Company ESPP) of a Company Common Share at the start of the Offering Period and (B) 85% of the Merger Consideration, which number of shares will then be canceled and converted into the right to receive the Merger Consideration in accordance with Section 2.4 hereof. Any excess payroll deductions not used as a result of share limitations under the Company ESPP shall be distributed to each participant without interest. If a fractional number of Shares results, then such number shall be rounded down to the next whole number, and the excess payroll deductions shall be distributed to the applicable participant without interest. As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to pay to each participant in the Company ESPP entitled to payment in accordance with this Section 2.9 the amounts payable with respect thereto.

Section 2.10 Adjustments to Prevent Dilution. Subject to the restrictions contained in Section 6.1, in the event that the Company changes the number of Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transaction, the Merger Consideration shall be proportionately adjusted to reflect such change.

ARTICLE III

EXCHANGE OF CERTIFICATES

Section 3.1 Paying Agent. Prior to the Effective Time, Parent shall appoint the Paying Agent to act as paying agent for the payment of the Merger Consideration upon surrender of the

Certificates pursuant to this Article III. Immediately after the Effective Time, Parent shall deposit with the Paying Agent cash in the aggregate amount required to pay the Merger Consideration in respect of the Shares plus cash to pay for (i) Company Stock Options pursuant to Section 2.7, and (ii) amounts with respect to the Company ESPP pursuant to Section 2.9 (such cash amounts being referred to herein as the “Exchange Fund”). The Exchange Fund shall be used solely for purposes of paying the Merger Consideration and amounts with respect to Company Stock Options, and the Company ESPP in accordance with this Article III and shall not be used to satisfy any other obligation of the Company or any of its Subsidiaries, including, for the avoidance of doubt, any obligation of the Company or any of its Subsidiaries relating to the Company Restricted Shares. Pending distribution of the Exchange Fund in accordance with this Article III, Parent may direct the Paying Agent to invest such cash, provided that such investments (i) shall be obligations of or guaranteed by the United States of America, commercial paper obligations receiving the highest rating from either Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, or certificates of deposit, bank repurchase agreements or bankers acceptances of domestic commercial banks with capital exceeding $500,000,000 (collectively “Permitted Investments”) or money market funds that are invested solely in Permitted Investments and (ii) shall have maturities that will not prevent or delay payments to be made pursuant to this Article III. Any income from investment of the Exchange Fund will be payable solely to Parent.

Section 3.2 Exchange Procedures.

(a) As soon as practicable after the Effective Time, the Paying Agent shall mail to each holder of record of a Certificate or Certificates that, immediately prior to the Effective Time, represented outstanding Shares subsequently converted into the right to receive the Merger Consideration, as set forth in Section 2.4: (i) a letter of transmittal (a “Letter of Transmittal”) that (A) shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon proper delivery of the Certificates to the Paying Agent (or an affidavit of loss in lieu thereof, together with any bond or indemnity agreement, as contemplated by Section 3.6) and (B) shall be in such form and have such other provisions as the Surviving Corporation may reasonably specify; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the applicable Merger Consideration.

(b) Upon surrender of a Certificate for cancellation to the Paying Agent, together with a Letter of Transmittal, duly completed and executed, and any other documents reasonably required by the Paying Agent or the Surviving Corporation, (i) the holder of such Certificate shall be entitled to receive in exchange therefor a check representing the applicable amount of cash that such holder has the right to receive pursuant to Section 2.4 and (ii) the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash payable upon surrender of the Certificates. Until surrendered as contemplated by this Section 3.2, each such Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the applicable Merger Consideration.

(c) In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the appropriate amount of the Merger Consideration may be paid to a transferee if the Certificate representing such Shares is presented to the Paying Agent properly endorsed or accompanied by appropriate stock powers and otherwise in proper form for transfer and accompanied by all documents reasonably required by the Paying Agent to evidence and effect such transfer and to evidence that any applicable Taxes have been paid.

Section 3.3 No Further Ownership Rights. All Merger Consideration paid upon the surrender for exchange of the Certificates representing Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares and, after the Effective Time, there shall be no further registration of transfers on the transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

Section 3.4 Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the former Company Shareholders on the date twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any former holder of Shares who has not theretofore received any applicable Merger Consideration to which such Company Stockholder is entitled under this Article III shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for payment of claims with respect thereto and only as a general creditor thereof.

Section 3.5 No Liability. None of Parent, the Surviving Corporation or Merger Sub shall be liable to any holder of Shares for any part of the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such Shares at such date as is immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law or Order, become the property of Parent free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

Section 3.6 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by and at the discretion of Parent or the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Corporation may direct, or the execution and delivery by such Person of an indemnity agreement in such form as Parent or the Surviving Corporation may direct, in each case as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the appropriate amount of the Merger Consideration.

Section 3.7 Withholding of Tax. Notwithstanding anything to the contrary in this Agreement, Parent, the Surviving Corporation, any Affiliate thereof, the Paying Agent or the Escrow Agent shall be entitled to deduct and withhold from amounts otherwise payable pursuant to this Agreement to any holder of Shares (including Company Restricted Shares and Cash Units substituted therefor) or Company Stock Options, and any participant in the Company ESPP, such amounts as Parent, the Surviving Corporation, any Affiliate thereof, the Paying Agent or the Escrow Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, any Affiliate thereof, Parent, the Paying Agent or the Escrow Agent, such withheld amounts shall be (a) paid over to the applicable Governmental Entity in accordance with applicable Law or Order and (b) treated for all purposes of this Agreement as having been paid to the holder or participant, as the case may be, in respect of which such deduction and withholding was made by the Surviving Corporation, any Affiliate thereof, Parent, the Paying Agent or the Escrow Agent, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC by the Company and publicly available prior to the date of this Agreement (collectively, the “Filed SEC Documents”) (excluding, in each case, any disclosures set forth in any risk factor section, in any section relating to forward-looking statements and any other disclosures included therein, to the extent that they are cautionary, predictive or forward-looking) or set forth in the Company Disclosure Letter delivered by the Company to Parent concurrently with the execution of this Agreement (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement only to the extent that it is reasonably apparent on its face that such information is relevant to such other Section or subsection), the Company represents and warrants to each of the other parties hereto as follows:

Section 4.1 Organization and Good Standing; Charter Documents.

(a) Each of the Company and its Subsidiaries (i) is a corporation or other legal entity, duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation, except where any failure to be so organized, existing or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) has full corporate or similar power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted, except where any failure to have such power or authority, individually or in the aggregate, has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (iii) is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed reasonably would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The copies of the Company Articles of Incorporation and Company Bylaws that are incorporated by reference into the Company 10-K are complete and correct copies thereof as in effect on the date hereof. The Company is not in violation of any of the provisions of the Company Articles of Incorporation or the Company Bylaws and will not be in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws, as such Company Articles of Incorporation and Company Bylaws may be amended (subject to Section 6.1) between the date hereof and the Closing Date.

Section 4.2 Authority for Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company, and no other votes or approvals of any class or series of capital stock of the Company, are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby, other than the Company Required Vote. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited against the Company by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (ii) the exercise by courts of equity powers.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 Company Common Shares and 20,000,000 shares of preferred stock. As of the date hereof, 36,956,136 Company Common Shares (including restricted Company Common Shares) are issued and outstanding; no shares of preferred stock are issued and outstanding; 3,214,283 Company Common Shares and no shares of preferred stock are held in the Company’s treasury; and no Company Common Shares or preferred stock are held by a Subsidiary of the Company. All outstanding Shares are, and any additional Company Common Shares issued by the Company after the date hereof and prior to the Effective Time will be, duly authorized and validly issued, fully paid and nonassessable, and not subject to any preemptive rights. Except as set forth in this Section 4.3(a) and for changes after the date hereof resulting from the exercise of Company Stock Options or rights pursuant to the Company ESPP, in each case, outstanding on the date hereof or contemplated by Section 2.9, there are no outstanding shares of capital stock of or other voting securities or ownership interests in the Company. Section 4.3(a) of the Company Disclosure Letter contains a complete and correct list of each outstanding Company Stock Option, right pursuant to the Company ESPP and restricted Company Common Share, including the holder, date of grant and vesting schedule.

(b) As of the date hereof, (i) 247,719 Company Stock Options are outstanding pursuant to the Company Incentive Plans, each such Company Stock Option entitling the holder thereof to purchase one Company Common Share and (ii) the aggregate amount of payroll deductions made and authorized to be made by employees during the current Offering Period under the Company ESPP (assuming the current Offering Period ends on June 30, 2007) and authorized to be applied to the purchase of Company Common Shares under the Company ESPP will be an amount not greater than $250,000. Section 4.3(b) of the Company Disclosure Letter contains a complete and correct list as of the date hereof of each outstanding Company Stock Option and Company ESPP purchase right, including, as applicable, the holder, date of grant, exercise price, vesting schedule and number of Company Common Shares subject thereto (to the extent calculable as of the date of this Agreement). Except as set forth in this Section 4.3(b), as of the date of this Agreement, there are no Company Stock Rights.

(c) Except for obligations to repurchase Company Restricted Shares upon vesting, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or Company Stock Rights or to pay any dividend or make any other distribution in respect thereof. There are no voting trusts or other agreements or understandings to which the Company is a party with respect to the voting of stock of the Company.

Section 4.4 Company Subsidiaries. A true and complete list of all the Subsidiaries of the Company is set forth in Exhibit 21 to the Company 10-K. Except as set forth in Section 4.4 of the Company Disclosure Letter, (i) the Company is the direct or indirect owner of all outstanding shares of capital stock of each Subsidiary of the Company and all such shares are duly authorized, validly issued, fully paid and nonassessable, (ii) all of the outstanding shares of capital stock of each Subsidiary of the Company are owned by the Company free and clear of all Encumbrances, (iii) there are no outstanding Subsidiary Stock Rights, (iv) there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of any Subsidiary of the Company or any Subsidiary Stock Rights or to pay any dividend or make any other distribution in respect thereof and (v) the Company does not own, directly or indirectly, five percent or more of class of capital stock or other equity or voting interests of any Person other than the capital stock of its Subsidiaries and the joint ventures set forth in Section 4.4 of the Company Disclosure Letter (the “Joint Ventures”).

Section 4.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger (subject to the approval of this Agreement by the Company Required Vote) and the other transactions contemplated by this Agreement will not: (i) conflict with or violate any provision of the Company Articles of Incorporation or Company Bylaws, or the equivalent charter documents of any Subsidiary of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by Section 4.5(b) have been obtained, and all filings described therein have been made, conflict with or violate any Law applicable to the Company or its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, (iii) require any consent or other action by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations under, result in the loss of any right or benefit to which the Company or any of its Subsidiaries is entitled under any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation or authorization to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries, or any property or asset of the Company or any of its Subsidiaries, is bound or affected or (iv) result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any property or asset of the Company or its

Subsidiaries, except in the case of clauses (ii), (iii) and (iv) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated by this Agreement will not, require any action, consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for applicable requirements, if any, of the Securities Act, the Exchange Act, the New York Stock Exchange, state securities laws or “blue sky” laws, the HSR Act (if applicable), the Interstate Commerce Commission Termination Act, the STB, and filing and recordation of the Articles of Merger, as required by the FBCA and such other consents, approvals, authorizations, permits, filings and notifications that would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 4.6 Compliance. The Company and its Subsidiaries hold all Company Permits and are in compliance with the terms of such Company Permits, except where the failure to hold or be in compliance with such Company Permits would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The business of the Company and its Subsidiaries is not being conducted in violation of any Law or Order, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries or their respective businesses is pending or, to the Knowledge of the Company, threatened.

Section 4.7 Litigation.

(a) There is no claim, suit, action, proceeding, administrative charge, investigation or arbitration pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or their respective directors, officers or employees in their capacities as such, or, to the Knowledge of the Company, any other Person for whom the Company or any of its Subsidiaries may be liable, which, if determined adversely, would reasonably be expected to (x) result in a Liability of the Company in excess of, as of the date hereof, $10,000,000 or, in respect of claims arising after the date hereof, $20,000,000, individually or in a series of related claims, suits, actions, proceedings, investigations or arbitrations, (y) result in material injunctive relief or (z) have a Company Material Adverse Effect.

(b) There is no Order outstanding against the Company or any of its Subsidiaries or their respective businesses that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.8 Company Reports; Financial Statements.

(a) The Company has filed all Company Reports required to be filed with the SEC. Each Company Report has complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as applicable, each as in effect on the date so filed.

None of the Company Reports (including any financial statements or schedules included or incorporated by reference therein) contained when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted or omits or will omit, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary to make the statements therein, in the light of the circumstances under which they were or are made, not misleading.

(b) The Company has made available (including via the SEC’s EDGAR system, as applicable) to Parent all of the Company Financial Statements. All of the Company Financial Statements comply, as of their respective dates of filing with the SEC, in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, and fairly present, in conformity with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), the consolidated financial position of the Company at the respective dates thereof and the consolidated results of its operations, changes in shareholders equity and cash flows for the periods indicated (subject, in the case of unaudited statements, to normal year-end audit adjustments consistent with GAAP).

(c) There are no Liabilities of the Company or any of its Subsidiaries and there is no existing condition, situation or set of circumstances that reasonably would be expected to result in such a Liability, other than (i) Liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto or in the Company Reports, (ii) Liabilities incurred on behalf of the Company in connection with the transactions contemplated by this Agreement, and (iii) Liabilities incurred in the ordinary course of business since December 31, 2006, none of which has had, or reasonably would be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d) Since January 1, 2005, the Company and its predecessor has been and is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder and (B) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(e) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act; provided, however, that no representation or warranty is hereby made under the first or last sentence of this Section 4.8(e) with respect to the internal controls of the Codina Group, Inc. or any other entity in which the Company acquired an equity interest in connection with its acquisition of Codina Group, Inc. Except as disclosed in the Company SEC Documents, the Company’s disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the required time periods and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, for the year ended December 31, 2006, and such assessment concluded that such controls were effective.

(f) The Company has disclosed to the Company’s auditors and the audit committee of the Company Board, based on its most recent evaluation prior to the date hereof, (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the Knowledge of the Company, the Company has not received any complaints since January 1, 2006 regarding accounting, internal accounting controls or auditing matters, including any such complaint regarding questionable accounting or auditing matters.

(g) Since January 1, 2006, the Company has not identified any material weaknesses in the design or operation of its internal controls over financial reporting.

Section 4.9 Absence of Certain Changes or Events. Since December 31, 2006, except as contemplated by, or as disclosed in, this Agreement, the Company and its Subsidiaries have conducted their businesses in the ordinary course consistent with past practice. There has not been, with respect to either the Company or any of its Subsidiaries, (i) any action taken after the date of the most recent balance sheet contained in the Company Financial Statements available prior to the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 6.1(b) (other than subsections (iv), (viii) or (ix) thereof), or (ii) since December 31, 2006 any event, occurrence, development or state of circumstances or facts that has had or reasonably would be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.10 Taxes.

(a) Except as would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect, since January 1, 2004 until the date of this Agreement, the Company and each of its Subsidiaries:

(i) have timely filed or caused to be filed all Tax Returns required to be filed by it with the appropriate Governmental Entity in all jurisdictions in which it was required to file Tax Returns, and all such Tax Returns were complete and correct in all material respects;

(ii) have timely paid or caused to be paid all Taxes required to be paid by it and have made adequate provision in the financial statements of the Company (in accordance with GAAP) for all obligations for Taxes not yet due and payable;

(iii) have not requested or caused to be requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed; and

(iv) have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid to any employee, creditor, stockholder or other third party.

(b) The Company has made available to Parent complete and correct copies of all U.S. federal income Tax Returns and material state income or franchise Tax Returns filed by or on behalf of the Company or any of its Subsidiaries for all taxable periods beginning on or after January 1, 2004.

(c) There are no pending Tax audits relating to the Company or any of its Subsidiaries and no waivers of statutes of limitations have been given or requested by the Company or any of its Subsidiaries that are currently outstanding.

(d) Except as would not, individually or in the aggregate, be reasonably expected to result in a Company Material Adverse Effect, no Encumbrances for Taxes have been filed against the Company or any of its Subsidiaries, except for Encumbrances for Taxes not yet due or payable for which adequate reserves have been provided for in the latest balance sheet of the Company.

(e) There are no unresolved deficiencies or additions to Taxes that have been proposed, asserted, or assessed in writing against the Company or any of its Subsidiaries other than pending appeals of assessments for real estate taxes involving not more than $1 million in the aggregate.

(f) Neither the Company nor any of its Subsidiaries has received any written notice that remains outstanding from a Governmental Entity in any jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns asserting that the Company or any of its Subsidiaries is or may be subject to taxation by that jurisdiction.

(g) There are no agreements relating to the allocation or sharing of Taxes to which the Company or any of its Subsidiaries is a party. Other than with respect to its Subsidiaries, the Company has no liability for the Taxes of any Person under Treasury regulation section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(h) Since December 31, 2003, neither the Company nor any of its Subsidiaries has entered into any closing agreement pursuant to Section 7121 of the Code or any similar provision of any state, local or foreign law.

(i) For the two years preceding the Closing Date, neither the Company nor any of its Subsidiaries is or will be a controlled corporation or a distributing corporation in respect of a distribution to which Section 355(e) of the Code could apply by reason of the acquisition of the Company’s shares pursuant to this agreement.

Section 4.11 Title to Properties.

(a) Item 2 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 sets forth a true and correct summary of all real properties owned by the

Company or any of its Subsidiaries or otherwise held and/or used by the Company or any of its Subsidiaries or any Joint Venture in connection with the operation of their businesses as presently conducted (collectively, “Real Property”).

(b) Section 4.11(b) of the Company Disclosure Letter sets forth with respect to (x) each item of real property owned, leased or otherwise held and/or used by the Company, any of its Subsidiaries or any Joint Venture in connection with the operation of its real estate business as presently conducted and (y) each material track, marshalling yard, trailer/container and automobile loading and unloading facility, operating office, shop and service building and other railway property outside of normal right of way owned, leased or otherwise held and/or used by the Company, any of its Subsidiaries or any Joint Venture in connection with the operation of its railroad business: (i) the address of such real property, if applicable; (ii) whether such property is a Stabilized Property, a Development Property or a Land Holding; (iii) the specific owner/interest-holder, the type of interest that is held (other than with respect to railroad property) and the percentage interest held by such Person; (iv) the use of such real property; and (v) whether such Real Property is used or occupied by any Person other than the Company, any of its Subsidiaries or any Joint Venture.

(c) Either the Company, a Subsidiary of the Company or a Joint Venture has, with respect to each item of real property described in Section 4.11(b) of the Company Disclosure Letter, good and marketable fee title, or a valid leasehold, easement, right of way or other interest or otherwise has a valid right of possession which is sufficient to permit such Persons to conduct such business as is currently conducted or carried on without undue charge or expense, in each case free and clear of all Encumbrances, except for (i) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Encumbrances imposed by applicable Law arising or incurred in the ordinary course of business for amounts not overdue, (ii) Encumbrances for taxes, assessments and other governmental charges and levies that are not due and payable or that may thereafter be paid without interest or penalty, (iii) zoning, building and other similar codes and regulations, (iv) Encumbrances arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (v) purchase money liens and liens securing rental payments under capital lease arrangements, (vi) mortgages, deeds of trust, security interests or other Encumbrances that secure or are related to indebtedness and that are set forth in Section 4.11 of the Company Disclosure Letter, (vii) any conditions that are matters of public record in the applicable county recorder’s office or that would be disclosed by a current, accurate survey, a railroad valuation map or physical inspection of the assets to which they relate and (viii) any Encumbrances (other than Encumbrances that secure or are related to indebtedness whether or not reflected in the Company Reports) that have not had and reasonably would not be expected to materially impair the use, value or operation of any such property by the Company, its Subsidiaries or the applicable Joint Venture (collectively, “Permitted Encumbrances”).

(d) Each of the Company and its Subsidiaries and the Joint Ventures has good title to, or a valid leasehold interest in, all of its tangible personal properties and assets, in each case free and clear of all Encumbrances, except for Encumbrances that secure indebtedness reflected in the Company Reports, and Encumbrances that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the tangible personal properties and assets to which they relate in the business of the Company and its Subsidiaries as presently conducted.

Section 4.12 Related Party Transactions. Since January 1, 2005, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true and complete list of each Company Benefit Plan. The Company has not been notified that any Company Benefit Plan is undergoing an audit or is subject to an investigation of the IRS, the United States Department of Labor or any other Governmental Entity.

(b) In respect of each Company Benefit Plan, a complete and correct copy of each of the following documents has been made available to Parent: (i) the most recent plan documents (or, if a plan is not written, a written description thereof) or written agreement thereof, and all amendments thereto and all related trust or other funding vehicles with respect to each such Company Benefit Plan (provided that with respect to restricted stock agreements or agreements evidencing Company Stock Options between the Company and any employee of it or any Subsidiary, representative forms of such agreements have been made available); and, if applicable (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent Form 5500 (including schedules and attachments), financial statements and actuarial reports for the past three years; and (iv) the most recent IRS determination letter and any pending application.

(c) Neither the Company nor any entity treated as a single employer with the Company under Section 414(b), (c), (m) or (o) of the Code at any time within the immediately preceding six years maintains or is required to contribute to any Employee Benefit Plan that (i) is a “multiemployer plan” as defined in Sections 3(37) of ERISA, (ii) is subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) provides for post-retirement medical, life insurance or other welfare-type benefits (other than as required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code or under a similar state law), or (iv) is a “defined benefit plan” (as defined in Section 414 of the Code), whether or not subject to the Code or ERISA.

(d) The Company Benefit Plans and their related trusts intended to qualify under Sections 401 and 501(a) of the Code are subject to current favorable determination letters from the IRS and, to the Knowledge of the Company, nothing has occurred that is reasonably likely to result in the revocation of such letter.

(e) The Company Benefit Plans have been maintained and administered in all material respects in accordance with their terms and applicable Law.

(f) There is no Contract, plan or arrangement (written or otherwise) covering any current or former employee or contractor of the Company or any of its Subsidiaries that, individually or collectively, would entitle any employee or former employee to any severance or other payment or benefit as a result of the transactions contemplated hereby (i) that would constitute an “excess parachute payment” within the meaning of Section 280G of the Code or (ii) that would not be deductible pursuant to the terms of Section 162(m) of the Code.

(g) All contributions (including all employer contributions and employee salary reduction contributions) and premium payments that are due have been timely made with respect to each Employee Benefit Plan or have been recorded on the financial statements or records of the Company or its Subsidiaries.

(h) There are no suits, actions, disputes, claims (other than routine claims for benefits), arbitrations, administrative or other proceedings pending or, to the Knowledge of the Company, threatened, anticipated or expected to be asserted with respect to any Company Benefit Plan which would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(i) Other than with respect to Company Stock Options, Company Restricted Shares or as set forth in Section 4.13(i) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee, officer or director of the Company or any of its Subsidiaries to any stay or retention payment or to any severance pay, unemployment compensation or any other similar termination payment, or (ii) accelerate the time of payment or vesting of, or increase the amount of or otherwise enhance, any benefit due any such employee, officer or director.

(j) No Company Stock Option was granted with an exercise price which, on the date of grant, was less than “fair market value” (within the meaning of Section 409A of the Code, the proposed regulations issued thereunder and Internal Revenue Service Notices 2005 1 and 2006 79).

Section 4.14 Labor Relations.

(a) There is no labor strike, dispute, slowdown, stoppage, lockout or material grievance actually pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and, since January 1, 2005, there has not been any such action. Except as set forth in Section 4.14 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries are party to any material collective bargaining agreements or similar labor agreements. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and have at all times been, in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, equal opportunity, nondiscrimination, immigration, labor, wages, affirmative action, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law or any statutory disputes under the Railroad Labor Act or other applicable Law. The Company Disclosure Letter sets forth all penalties proposed to the Company and its Subsidiaries by the Federal Railroad Administration

or any related entities for unresolved violations of applicable safety statutes, rules, orders or regulations to the extent such penalties in the aggregate would exceed $500,000 or have been classified as willful by the Federal Railroad Administration. The Company, has not received any written notice that any Governmental Entity responsible for the enforcement of labor or employment Laws intends to conduct an investigation with respect to or relating to the Company and its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress other than any such investigation which could not reasonably be expected to give rise, individually or in the aggregate, to a Company Material Adverse Effect.

(b) Since January 1, 2005, the Company and its Subsidiaries have not effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any Subsidiary, or (ii) a “mass layoff” as defined in the WARN Act affecting any site of employment or facility of the Company or any of its Subsidiaries. Since January 1, 2005, neither the Company nor any of its Subsidiaries have been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any Law similar to the WARN Act.

Section 4.15 Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns, or is licensed or otherwise has the right to use, all patents, patent applications, trademarks, trademark applications, trade names, service marks, service mark applications, domain name registrations and registered copyrights and applications therefor (collectively, “Intellectual Property Rights”) that, in each case, are required for the conduct of the business of the Company and its Subsidiaries, as presently conducted. To the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and no claims are pending or, to the Knowledge of the Company, threatened that the Company or any of its Subsidiaries is infringing the rights of any Person with regard to any Intellectual Property Right, except for such infringements, misappropriations, violations and claims which have not had and reasonably would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no Person is infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property Right, in a manner that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.16 Insurance Policies. Section 4.16 of the Company Disclosure Letter sets forth a complete listing of all policies of insurance maintained with respect to the business and assets of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all insurance policies and bonds with respect to the business and assets of the Company and its Subsidiaries and are in full force and effect and will be maintained by the Company and its Subsidiaries in full force and effect as they apply to any matter, action or event relating to the Company or its Subsidiaries occurring through the Effective Time, and the Company and its Subsidiaries have not reached or exceeded their policy limits or had any material claims under any insurance policies not paid at any time during the past five years.

Section 4.17 Brokers. No broker, finder or investment banker (other than the Company Financial Advisor, a true and complete copy of whose engagement letter has been provided to Parent) is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, its Subsidiaries or any of their respective directors, officers or employees. Section 4.17 to the Company Disclosure Letter sets forth an estimate as of the date hereof of the fees and expenses to be incurred by the Company and its Subsidiaries in connection with the transactions contemplated hereby.

Section 4.18 Company Financial Advisor Opinion. The Company Financial Advisor has delivered to the Company Board its opinion to the effect that, as of the date of such opinion, the Merger Consideration to be received by the holders (other than Parent and its Affiliates) of Company Common Shares pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 4.19 Proxy Statement. The Proxy Statement will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. The Proxy Statement, at the date the Proxy Statement is first mailed to the Company Shareholders, and at the time of the Company Shareholders Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to the Company or any of its Subsidiaries shall occur which is required to be described in the Proxy Statement, such event shall be so described, and an amendment or supplement shall be filed with the SEC and, if required by law, disseminated to the Company Shareholders. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub that is contained in any of the foregoing documents.

Section 4.20 Environmental Matters. (a) Except as disclosed in the Filed SEC Documents or as reasonably would not be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the Knowledge of the Company, is threatened by any Governmental Entity or other Person relating to the Company or any Subsidiary and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are in compliance with all Environmental Laws and all Environmental Permits; (iii) there are no Liabilities of the Company or any of its Subsidiaries arising under or relating to any Environmental Law or any Hazardous Substance and there is no condition, occurrence, situation or set of circumstances, including, without limitation, the release of any Hazardous Substance, that reasonably would be expected to result in or be the basis for any such Liabilities; (iv) the Company is not obligated to conduct or pay for, and is not conducting or paying for, any response or corrective action under any Environmental Law at any location; and (v) the Company is not party to any order, judgment or decree that imposes any obligations under any Environmental Law.

(b) The Company has provided Parent with all legal evaluations prepared by outside counsel with respect to any ongoing environmental investigations. Except as set forth in the preceding sentence, to the Knowledge of the Company, there has been no environmental investigation, study, audit, test, review or other analysis conducted in relation to the business of the Company or any of its Subsidiaries or any property or facility now owned or leased by the Company or any of its Subsidiaries that has been requested by Parent in writing or its Representatives but not been made available to Parent.

Section 4.21 Anti-Takeover Provisions. Assuming the accuracy of the representations and warranties set forth in Section 5.9, the approval of the Company Board of this Agreement, the Merger and the other transactions contemplated by this Agreement represents all the action necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, the provisions of Sections 607.901 and 607.902 of the FBCA to the extent, if any, such Sections would otherwise be applicable to this Agreement, the Merger and the other transactions contemplated by this Agreement, and no other moratorium, control share acquisition, business combination, fair price or other anti-takeover Law applies to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company and the Company Board have taken all necessary action to ensure that the Rights Agreement and any other similar anti-takeover provision under the Company Articles of Incorporation and Company Bylaws are not applicable to, or will not otherwise become effective as a result of, the transactions contemplated by this Agreement.

Section 4.22 Contracts. Except for this Agreement and Contracts filed as exhibits to the Filed SEC Documents (“Company Material Contracts”), there are no (i) Contracts that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K, (ii) leases with respect to real property that, individually, are material to the operation of the Company’s business (“Material Leases”) (iii) Contracts containing “paper barriers”, as such term is generally understood in the railroad industry, that are applicable to the Company or any of its Subsidiaries, or (iv) Contracts containing restrictions on the right of the Company or any of its Subsidiaries to engage in activities competitive with any Person or to solicit suppliers anywhere in the world, other than restrictions (A) contained in any acquisition agreements or related documents relating to any railroads owned by the Company or any of its Subsidiaries, or (B) that are part of the terms and conditions of any “requirements” or similar agreement under which the Company or any of its Subsidiaries has agreed to procure goods or services exclusively from any Person (“Restrictive Agreements”). Each of such Company Material Contracts, Material Leases and Restrictive Agreements is valid and binding on the Company or its Subsidiary party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect. Neither the Company nor any of its Subsidiaries (A) is in violation or default under any Company Material Contract, Material Lease or Restrictive Agreement or (B) has received notice of any asserted violation or default by the Company or its Subsidiary party thereto under any Company Material Contract, Material Lease or Restrictive Agreement which in any case would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to a Company Material Contract, Material Lease or Restrictive Agreement is in breach of or default under the terms of any Company Material Contract, Material Lease or Agreement which in any case would have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.23 No Other Representation or Warranty. Except for the representations and warranties contained in Article V, the Company acknowledges that none of Parent, Merger Sub or any Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided or made available to the Company in connection with the transactions contemplated by this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization and Good Standing. Each of Parent and its Subsidiaries, including Merger Sub, (i) duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation, except where any failure to be so organized, existing or in good standing would not reasonably be expected to have a Parent Material Adverse Effect, (ii) has full limited liability company or other power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to conduct its business as presently conducted, except where any failure to have such power or authority would not reasonably be expected to have a Parent Material Adverse Effect, and (iii) is duly qualified or licensed to do business as a foreign limited liability company or other entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect.

Section 5.2 Authority for Agreement. Each of Parent and Merger Sub has all necessary limited liability company or other power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement, have been duly authorized by all necessary limited liability company or other action and no other limited liability company or other proceedings on the part of Parent or Merger Sub, and no other votes or approvals of any member or, as applicable, class or series of capital stock of Parent or Merger Sub, are necessary to authorize this Agreement or to consummate the Merger or the other transactions contemplated hereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent and Merger Sub in accordance with its terms, except as enforcement thereof may be limited against Parent or Merger Sub by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (ii) the exercise by courts of equity powers.

Section 5.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement will not, (i) conflict with or violate Parent’s certificate of formation or Parent’s operating agreement, or the equivalent charter or other organizational documents of Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by Section 5.3(b) have been obtained, and all filings described therein have been made, conflict with or violate any Law applicable to Parent or its Subsidiaries or by which any material property or asset of Parent or any of its Subsidiaries is bound or affected, (iii) require any consent or other action by any Person under, result in a breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, give to others (immediately or with notice or lapse of time or both) any right of termination, amendment, acceleration or cancellation of, result (immediately or with notice or lapse of time or both) in triggering any payment or other obligations pursuant to, or result in the loss of any right or benefit to which Parent or any of its Subsidiaries is entitled under, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries, or any material property or asset of Parent or any of its Subsidiaries, is bound or affected or (iv) result (immediately or with notice or lapse of time or both) in the creation of an Encumbrance on any material property or asset of Parent or its Subsidiaries, except in the case of clauses (ii), (iii) and (iv) above for any such conflicts, violations, breaches, defaults or other occurrences that would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or registration or qualification with, any Governmental Entity, except for applicable requirements, if any, of the Securities Act, the Exchange Act, or state securities laws or “blue sky” laws, the HSR Act (if applicable), the STB, and filing and recordation of the Articles of Merger, as required by the FBCA.

Section 5.4 Compliance. The business of Parent and its Subsidiaries, including Merger Sub, is not being conducted in violation of any Law or Order, except for violations that would not reasonably be expected to have a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries or their respective businesses is pending or, to the Knowledge of Parent, threatened.

Section 5.5 Litigation.

(a) There is no claim, suit, action, proceeding, administrative charge, investigation or arbitration pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, including Merger Sub, which, if determined adversely, would reasonably be expected to have a Parent Material Adverse Effect.

(b) There is no Order outstanding against Parent or any of its Subsidiaries, including Merger Sub, or their respective businesses that would reasonably be expected to have a Parent Material Adverse Effect.

Section 5.6 Financing.

(a) Parent and Merger Sub will have available on the Closing Date all funds necessary to (i) pay the Merger Consideration payable hereunder, (ii) refinance any existing indebtedness for borrowed money that may become due and payable as a result of the Merger, (iii) pay any and all fees and expenses in connection with the Merger or the financing thereof and (iv) satisfy any of their respective other payment obligations hereunder.

(b) Parent has provided to the Company a true, complete and correct copy of (i) an executed commitment letter from Fortress Fund V GP L.P., Fortress Fund V GP (BCF) L.P. and certain of its Affiliates to provide equity financing and (ii) an executed commitment letter from Citigroup Global Markets Inc., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc. and Bear Stearns Commercial Mortgage, Inc. pursuant to which they have committed to provide Parent with debt financing (the “Financing Commitments”) up to the amounts set forth in the Financing Commitments, which Financing Commitments take into account that the Company may incur indebtedness in an amount necessary to make the Special Dividend. The Financing Commitments are (i) legal, valid and binding obligations of Parent and, to the knowledge of Parent, each of the other parties thereto and (ii) enforceable in accordance with their respective terms and, to the knowledge of Parent, each of the other parties thereto, except as enforcement thereof may be limited against Parent by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and any implied covenant of good faith and fair dealing, or remedies in general, as from time to time in effect, or (ii) the exercise by courts of equity powers. None of the Financing Commitments has been amended or modified prior to the date of this Agreement, and as of the date hereof the respective commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect.

(c) As of the date hereof, the Financing Commitments are in full force and effect. Except for the payment of customary fees, there are no conditions precedent or other contingencies related to the funding of the full amounts under the Financing Commitments (the “Financing”), other than as set forth in or contemplated by the Financing Commitments. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent and to the knowledge of Parent, any other parties thereto, under the Financing Commitments. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Commitments will not be satisfied or that sufficient funds will not be made available to Parent and Merger Sub on the Closing Date. Parent will provide to the Company any amendments to the Financing Commitments, or any notices given in connection therewith, as promptly as possible (but in any event within two (2) Business Days).

Section 5.7 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective directors, officers or employees, for which the Company may become liable.

Section 5.8 Interim Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and Merger Sub has, and immediately prior to the Effective Time will have, engaged in no business or incurred any liabilities or obligations other than in connection with the transactions contemplated by this Agreement.

Section 5.9 Ownership of Shares. During the period three years prior to the date hereof (other than by reason of the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby), neither Parent nor any of its Subsidiaries, including Merger Sub, was an “interested stockholder” of the Company, as such term is defined in Section 607.901 of the FBCA, or was required to file a Schedule 13D or Schedule 13G with respect to its ownership of securities of the Company pursuant to the Exchange Act.

Section 5.10 Proxy Statement. The information supplied by Parent for inclusion in the Proxy Statement to be sent to the Company Shareholders in connection with the Company Shareholders Meeting, at the date the Proxy Statement is first mailed to the Company Shareholders, and at the time of the Company Shareholders Meeting, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time any event with respect to Parent or Merger Sub shall occur which is required to be described in the Proxy Statement, Parent shall promptly disclose such event to the Company. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information supplied by the Company that is contained in any of the foregoing documents.

Section 5.11 Solvency of the Surviving Corporation Following Merger. Immediately following the Effective Time and after giving effect to the Merger, assuming the accuracy of the representations and warranties of the Company contained herein, the Surviving Corporation and each of its Subsidiaries will not: (i) be insolvent (either because its financial condition is such that the sum of its debts is greater than the fair market value of its assets or because the fair saleable value of its assets is less than the amount required to pay its probable liability on its existing debts as they mature); (ii) have unreasonably small capital with which to engage in its business; or (iii) have incurred debts beyond its ability to pay them as they become due.

Section 5.12 No Other Representation or Warranty. Except for the representations and warranties contained in Article IV, as qualified by the Company Disclosure Letter, or in any certificates delivered by the Company in connection with the Closing, each of Parent and Merger Sub acknowledges that neither the Company nor any Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided or made available to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability or indemnification obligation, except with respect to fraud, to Parent, or Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in Article IV, as qualified by the Company Disclosure Letter, or in a certificate delivered by the Company in connection with the Closing.

ARTICLE VI

COVENANTS

Section 6.1 Conduct of Business by the Company Pending the Merger.

(a) The Company covenants and agrees that between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing (and except as set forth in Section 6.1 of the Company Disclosure Letter or as otherwise expressly contemplated, permitted or required by this Agreement), the Company shall and shall cause each of its Subsidiaries to, (i) maintain its existence in good standing under applicable Law, (ii) subject to the restrictions and exceptions set forth in Section 6.1(b) or elsewhere in this Agreement, use commercially reasonable efforts to conduct its business and operations in all material respects in the ordinary and usual course of business and in a manner consistent with prior practice, and (iii) use commercially reasonable efforts to preserve substantially intact its business organizations, to keep available the services of its current officers and employees and to preserve the current relationships of the Company and its Subsidiaries with customers, suppliers, distributors, lessees and other Persons with which the Company or any of its Subsidiaries has business relations that are material to the Company.

(b) Without limiting the foregoing, the Company covenants and agrees that between the date of this Agreement and the Effective Time, the Company shall not and shall cause each of its Subsidiaries not to (except as expressly contemplated, permitted or required by this Agreement, as set forth on the applicable subsection of Schedule 6.1(b) of the Company Disclosure Letter or with the prior written approval of Parent, such approval not to be unreasonably withheld or delayed):

(i) declare, set aside, make or pay any dividends or other distributions (whether in cash, stock or property) in respect of any of its or its Subsidiaries’ capital stock, except for (A) the Company’s regular quarterly dividend of $0.07 per share paid by the Company to the holders of Company Common Stock or by any of its Subsidiaries and (B) the Special Dividend;

(ii) adjust, split, combine or reclassify any of its capital stock or that of its Subsidiaries or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or that of its Subsidiaries;

(iii) repurchase, redeem or otherwise acquire or offer to repurchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock or any Company Stock Rights (other than (A) the acquisition by the Company of Company Common Shares or Company Restricted Shares in connection with the surrender of Company Common Shares by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options or by holders Company Restricted Shares upon the vesting thereof in order to pay taxes or other amounts due with respect thereto, (B) the withholding of Company Common Shares to satisfy tax obligations with respect to awards granted pursuant to the Company Incentive Plans and (C) the acquisition by the Company of Company Stock Options and Company Restricted Shares in connection with the forfeiture of such awards);

(iv) issue, deliver or sell any shares of its capital stock or Company Stock Rights, other than (A) the issuance of Company Common Shares upon the exercise of Company Stock Options outstanding as of the date of this Agreement in accordance with the terms thereof, or (B) the issuance of Company Common Shares pursuant to the Company ESPP in accordance with the terms thereof on the date of this Agreement (subject to Section 2.9 hereof);

(v) amend the Company Articles of Incorporation or Company Bylaws or equivalent organizational documents of the Company’s Subsidiaries (whether by merger, consolidation or otherwise);

(vi) purchase an equity interest in, or a substantial portion of the assets of, any Person or any division or business thereof, if the aggregate amount of the consideration paid or transferred (including all deferred or contingent consideration) by the Company and its Subsidiaries in connection with all such transactions, together with the aggregate amount of all payments that are made, required to be made or reasonably expected to be made by the Company and its Subsidiaries in order to improve or develop such assets, or the assets of such Person that the Company or its Subsidiary invests in, in accordance with the plans of the Company for the next three years after completion of the applicable transaction, would exceed $50 million, or merge or consolidate with any Person, in each case other than any such action solely between or among the Company and its wholly-owned Subsidiaries;

(vii) sell, lease or otherwise dispose of any of its properties or assets (including capital stock of any Subsidiary of the Company or any Joint Venture (to the extent within the control of the Company)), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business, (B) leases and subleases of Owned Real Property and real property leased by the Company or its Subsidiaries, and voluntary terminations or surrenders of leases on real property held by the Company or its Subsidiaries, in each case, in the ordinary course of business, (C) sales or other dispositions of real estate for fair market value in the good faith judgment of the Company’s Board of Directors with a sale price that does not exceed $50 million individually or $100 million in the aggregate, (D) sales of obsolete or written off assets, (E) sales or other dispositions of assets utilized in the operations of the Company or its Subsidiaries the total value of which does not exceed $50 million in the aggregate or (F) as set forth on Section 6.1(b) of the Company Disclosure Letter;

(viii) pledge, encumber or otherwise subject to an Encumbrance (other than a Permitted Encumbrance) any of its properties or assets (including capital stock of any Subsidiary of the Company), other than in the ordinary course of business;

(ix) incur, assume or prepay any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”), other than any borrowings under the Company’s existing credit facilities and any trade letters of credit and construction loans, performance and completion guaranties and surety obligations incurred as of the date hereof or hereafter in connection with development projects that are set forth on Section 6.1(b)(ix) of the Company Disclosure Letter) and any amount necessary to pay the Special Dividend pursuant to credit facilities on terms reasonably acceptable to Parent (it being understood that the terms of the commitment letter set on Section 6.1(b)(ix) of the Company Disclosure Letter are acceptable);

(x) make any loans or capital contributions to, or investments in, any Person, other than (A) to any of the Subsidiaries of the Company or (B) in the ordinary course of business except as may be required pursuant to agreements in effect on the date hereof with respect to the Joint Ventures that are set forth on Section 6.1(b)(x) of the Company Disclosure Letter;

(xi) except for claims and litigation with respect to which an insurer has the right to control the decision to settle, settle any claim or litigation, in each case made or pending against the Company or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of claims or litigation in the ordinary course of business which, in any event (A) is for an amount not to exceed $5 million in excess of accruals therefor reflected in the most recent balance sheet contained in the Company Financial Statements available prior to the date of this Agreement with respect to any such claim or litigation (or series of related claims or litigation) and (B) reasonably would not be expected to prohibit or materially restrict the Company and its Subsidiaries from operating their business in substantially the same manner as operated on the date of this Agreement; provided that in no event shall the Company settle any material claim or material litigation relating to the consummation of the transactions contemplated by this Agreement; and provided further that the Company shall (1) promptly notify Parent of the institution of any stockholder litigation against the Company or any of its directors relating to this Agreement, the Merger or the transactions contemplated by this Agreement, (2) keep Parent fully informed on a reasonably current basis regarding all material developments in any such stockholder litigation, (3) provide Parent the opportunity to consult with the Company regarding the defense or settlement of any such stockholder litigation, and (4) give due consideration to Parent’s advice with respect to such stockholder litigation;

(xii) cancel any material Indebtedness or waive any claims or rights of substantial value, in each case other than in the ordinary course of business;

(xiii) change its Tax accounting methods, principles or practices, except as required by GAAP or applicable Laws;

(xiv) alter, amend or create any obligations with respect to compensation, severance, benefits, change of control payments or any other payments to present or former employees, directors or Affiliates of the Company, other than (A) with respect to non-officers and non-directors, in the ordinary course of business consistent with past practice, (B) as expressly contemplated by Section 2.7 and Section 2.9 of this Agreement; or (C) as expressly required by any Contract existing as of the date hereof or Law;

(xv) except as set forth on Section 6.1(b) of the Company Disclosure Letter, increase benefits payable under any existing severance or termination pay policies or employment agreements; enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director, officer or employee of the Company or any of its Subsidiaries; or establish, adopt or amend (except as required by applicable Law) any bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any director, officer or employee of the Company or any of its Subsidiaries;

(xvi) except as required by Law, enter into any collective bargaining agreement or renew, extend or renegotiate any existing collective bargaining agreement, in each case relating to 50 or more employees;

(xvii) hire or terminate other than for cause the employment of, or reassign, any employees other than non-officer employees in the ordinary course of business consistent with past practice;

(xviii) make or change any material Tax election, settle or compromise any material Tax Liability, fail to file any Tax Return when due (taking extensions into account), enter into any closing agreement, file any amended Tax Return that differs materially from the prior Tax return or surrender any right to claim a material Tax refund, offset or other reduction in Tax Liability, except as required by applicable Law;

(xix) enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company, any of its Subsidiaries or any of their respective Affiliates or any successor thereto (including Parent or any of its Affiliates after the Effective Time), from engaging or competing in any line of business, in any location or with any Person;

(xx) change the Company’s methods of accounting, except as required by concurrent changes in GAAP, Regulation S-X under the Exchange Act (or regulatory requirements with respect thereto);

(xxi) fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost;

(xxii) make any capital expenditure or commitment for any capital expenditure except (A) as set forth in Section 6.1(b) of the Company Disclosure Letter, (B) to the extent consistent with the budget previously disclosed to Parent, (C) in amounts not more than $5 million for each existing capital expenditure project and for each new capital expenditure project, in either case over and above the budget previously disclosed to Parent, subject to a maximum of $50 million in the aggregate, or (D) to the extent necessary to restore service to Company railroads, repair improvements on Company real estate and guarantee safety in the event of railroad accidents or incidents (natural or otherwise) affecting railroad operations or real estate;

(xxiii) take any action that would reasonably be expected to make any representation or warranty of the Company hereunder, or omit to take any action reasonably necessary to prevent any representation or warranty of the Company hereunder from being, inaccurate in any respect at the Effective Time; or

(xxiv) agree to take any of the actions described in this Section 6.1(b).

Section 6.2 Access to Information and Employees; Confidentiality.

(a) From the date hereof to the Effective Time, the Company shall, and shall cause the Representatives of the Company to, (i) afford the Representatives of Parent and Merger Sub, upon not less than two (2) Business Days’ prior written notice, which shall be directed to Jorge San Miguel (or such other officer of the Company designated in writing by him), reasonable access during normal business hours to the officers, employees, agents (including outside accountants), properties, offices and other facilities, books and records of the Company including for the purpose of conducting environmental site assessments of the properties and facilities subject to such reasonable conditions as to safety, indemnity and confidentiality as the Company may require and the Company’s receipt of no less than two (2) Business Days’ notice of intent to come on to such properties and facilities, and (ii) furnish to Parent and its Representatives such financial and operating data and other information (including such environmental investigation, study, audit, test, review or other analysis or legal analysis in relation thereto) as such Persons may reasonably request subject, however, to restrictions that may be required under Antitrust Laws upon the written advice of counsel.

(b) Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, Parent and Merger Sub shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received, directly or indirectly, from the Company or its Representatives in confidence in accordance with the Confidentiality Agreement.

(c) No investigation pursuant to this Section 6.2 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

Section 6.3 Reasonable Best Efforts to Consummate Merger; Notification.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to fulfill all conditions applicable to such party pursuant to this Agreement and to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Transaction Documents, including (i) obtaining all necessary, proper or advisable actions or non-actions, waivers, consents, qualifications and approvals from Governmental Entities and making all necessary, proper or advisable registrations, filings and notices and taking all steps as may be necessary to obtain an approval, waiver or exemption from any Governmental Entity (including, without limitation under the HSR Act (if applicable) and from the STB); (ii) obtaining all necessary, proper or advisable consents, qualifications, approvals, waivers or exemptions from non-governmental Third Parties; and (iii) executing and delivering any additional documents or instruments necessary, proper or advisable to consummate the transactions contemplated by, and to fully carry out the purposes of, the Transaction Documents.

(b) Without limiting the foregoing, (i) to the extent applicable, each of the Company, Parent and Merger Sub shall use its reasonable best efforts to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten (10) Business Days of the date hereof and any other required submissions under the HSR Act which the Company or Parent determines should be made, in each case with respect to the Merger and the transactions contemplated hereby, and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable and (ii) Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly determining whether any filings are required to be or should be made or consents, approvals, permits or authorizations are required to be or should be obtained under any other federal, state or foreign Law or regulation or whether any consents, approvals or waivers are required to be or should be obtained from other parties to loan agreements or other contracts or instruments material to the Company’s business in connection with the consummation of the transactions contemplated by this Agreement, (B) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such consents, permits, authorizations, approvals or waivers, and (C) in keeping the other party reasonably informed, including by providing the other party with a copy of any communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity, of any communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby.

(c) In furtherance and not in limitation of the covenants of the parties contained in this Section 6.3, if any objections are asserted with respect to the transactions contemplated hereby under any Antitrust Law or if any suit is instituted (or threatened to be instituted) by the FTC, the DOJ or any other applicable Governmental Entity or any private party challenging any of the transactions contemplated hereby as violative of any Antitrust Law or which would otherwise prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the transactions contemplated by this Agreement, including in order to resolve such objections or suits which, in any case if not resolved, could reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger or the other transactions contemplated hereby; provided however, that in no event shall Parent or Merger Sub be obligated to agree, as a condition for resolving any such matter, to dispose of or hold separate any of its properties or other assets, or the properties or other assets of the Company and its Subsidiaries after the consummation of the Merger, the aggregate fair market value of which exceeds $20 million or to subject itself to any material restriction on the operation of its business or the business of the Company and its Subsidiaries after the consummation of the Merger.

(d) In addition to and without limitation of the foregoing, Parent shall, as soon as possible but in any event within ten (10) Business Days after the date hereof, file with the STB the appropriate and necessary documentation for the approval or exemption, as the case may be, of the Merger and the transactions contemplated hereby. Parent shall bear its own costs for the preparation of such filings and responding to any inquiries or information requests, if applicable, and Parent shall be responsible for the payment of any applicable filing fees. Parent, Merger Sub and the Company shall cooperate with one another (A) in promptly making any such filings, furnishing information required in connection therewith and seeking to obtain timely any such approval or exemption, and (B) in keeping the other party reasonably informed of the status of any communications with, and any inquiries or requests for additional information from, the STB, regarding any of the transactions contemplated hereby. Parent shall permit the Company to review, prior to filing, all documents proposed by Parent or Merger Sub to be filed with the STB, any other Governmental Entity or any court to secure approval or exemption of the transactions contemplated hereby.

(e) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall cooperate fully with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(f) Each of the Company, on the one hand, and Parent and Merger Sub, on the other (such party, the “Notifying Party”), shall promptly (and in any event within five (5) Business Days after becoming aware of any such breach) notify the other party in writing if the Notifying Party believes that it has breached any representation, warranty, covenant or agreement contained in this Agreement that could, individually or in the aggregate, result in a failure of a condition set forth in Section 7.2 or Section 7.3 if continuing on the Closing Date.

(g) Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3 shall limit a party’s right to terminate this Agreement pursuant to Section 8.1(c) so long as such party has theretofore complied in all material respects with its obligations under this Section 6.3.

(h) The Company shall promptly notify Parent of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement and (iii) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to this Agreement, or that relate to the consummation of the transactions contemplated by this Agreement.

Section 6.4 Proxy Statement; Other Filings. As promptly as practicable following the date of this Agreement, the Company shall, in consultation with Parent, prepare and file with the SEC the preliminary Proxy Statement and each of the Company and Parent shall, or shall cause their respective affiliates to, prepare and, after consultation with each other, file with the SEC all other filings with the SEC (“Other Filings”) that are required to be filed by such party in connection with the transactions contemplated hereby. Each of the Company and Parent shall furnish all information concerning itself and its affiliates that is required to be included in the Proxy Statement or, to the extent applicable, the Other Filings, or that is customarily included in proxy statements prepared in connection with transactions of the type contemplated by this Agreement. Each of the Company and Parent shall use its commercially reasonable efforts, after consultation with the other, to respond as promptly as practicable to any comments received from the SEC or its staff with respect to the Proxy Statement or the Other Filings, and the Company shall use its commercially reasonable efforts to cause the definitive Proxy Statement to be cleared by the SEC and mailed to the Company’s shareholders as promptly as reasonably practicable following clearance from the SEC. The Company shall promptly notify Parent upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement or the Other Filings and shall promptly provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC and its staff, on the other hand, relating to the Proxy Statement or the Other Filings. If at any time prior to the Company Shareholders Meeting, any information relating to the Company or Parent, Merger Sub or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Proxy Statement or the Other Filings, so that the Proxy Statement or the Other Filings shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement or filing the Other Filings (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response and the Company shall in good faith consider the inclusion of such comments in the Proxy Statement.

Section 6.5 Company Shareholders Meeting. Unless the Company Board has withdrawn or adversely modified the Company Recommendation (as defined below) in accordance with Section 6.6(c), the Company shall, in accordance with applicable Law and the Company Articles of Incorporation and Company Bylaws, duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable after the date that the Proxy Statement is cleared by the SEC, for the purpose of obtaining the Company Required Vote. Except to the extent that the Company Board shall have withdrawn, qualified or modified its approval or recommendation of this Agreement or the Merger in compliance with Section 6.6(c), the Company Board shall recommend to holders of the Company Common Shares that they approve this Agreement and the Merger and shall include such recommendation in the Proxy Statement (the “Company Recommendation”). Subject to the first sentence of this Section 6.5 and Section 6.6(c), the Company will use commercially reasonable efforts to solicit or cause to be solicited from its shareholders proxies in favor of the approval of this Agreement and the Merger. Notwithstanding anything to the contrary contained in this Agreement, the Company, after consultation with Parent, may adjourn or postpone the Company Shareholders Meeting to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Company Shareholders or, if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Company Common Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting.

Section 6.6 No Solicitation of Transactions.

(a) Except as set forth in Section 6.6(c), the Company shall not, and shall not authorize or permit, directly or indirectly, any Representative of the Company to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate (including by way of furnishing nonpublic information or assistance) any inquiries with respect to, or the making of, any proposal that constitutes or is reasonably likely to constitute, an Acquisition Proposal, (ii) withdraw the Company Recommendation, or modify or amend the Company Recommendation in any manner adverse to the Parent, or fail to make the Company Recommendation (any event described in this clause (ii), a “Change in Recommendation”), (iii) approve, endorse or recommend any Acquisition Proposal, (iv) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any confidential information with respect to any Acquisition Proposal, or (v) enter into any agreement in principle, letter of intent, arrangement, understanding, contract or agreement relating to an Acquisition Proposal, or publicly propose any of the foregoing actions described in clauses (i) through (iv). Upon execution of this Agreement and except as set forth in Section 6.6(c), the Company shall, and shall direct its Representatives to, immediately cease and cause to be terminated any discussions, negotiations or communications with any party or parties with respect to any Acquisition Proposal and shall demand the prompt return or destruction of all confidential information previously furnished in connection therewith. Notwithstanding the preceding sentence, nothing in this Agreement shall prohibit the Company from waiving after the announcement of this Agreement the applicability of any standstill provisions contained in a confidentiality agreement between the Company and any Person which agreement was entered into in connection with the Company Financial Advisor’s solicitation of potential purchasers of the Company if (i) such Person (A) requests such waiver in writing and (B) agrees that such waiver will be granted solely of the purpose of making and, subject to Section 6.6(c) and Article VIII (as applicable), negotiating and consummating an Acquisition Proposal and (ii) the Company Board reasonably believes in its good faith judgment that the requesting party is reasonably likely to have or be able to obtain the financial resources to make a Superior Proposal.

(b) The Company shall promptly, and in any event within twenty-four (24) hours after receipt, notify Parent of the receipt of (i) an Acquisition Proposal, (ii) any request for information relating to the Company or any of its Subsidiaries (other than requests for information unrelated to an Acquisition Proposal) or (iii) any inquiry or request for discussions or negotiations regarding any proposal that constitutes, or is reasonably likely to constitute, an Acquisition Proposal, which any Representative for the Company may receive. Such notification shall include, to the extent then known, the identity of the parties and a copy of such Acquisition Proposal, inquiry or request or, if not made in writing, a summary written description thereof. The Company shall keep Parent reasonably informed on a prompt basis as to any material developments regarding any such proposal, indication, inquiry or request. Neither the Company nor any Subsidiary shall, after the date of this Agreement, enter into any confidentiality agreement that would prohibit them from providing such information to Parent, and, as of the date of this Agreement, no such confidentiality agreements exist.

(c) Prior to the Company Shareholder Approval and subject to the Company’s compliance with the provisions of this Section 6.6, following the receipt by the Company or any of its Subsidiaries of a written Acquisition Proposal (including by means of a published press release or a document filed with the SEC), the Company Board (directly or through Representatives) may (i) furnish non-public information with respect to the Company and its Subsidiaries to the Person who made such proposal (provided that the Company (A) has previously or concurrently furnished such information to Parent and (B) shall furnish such information pursuant to a confidentiality agreement which is at least as favorable to the Company as the Confidentiality Agreement and includes a standstill provision no less restrictive to such Person than that contained in the Confidentiality Agreement, it being understood that such standstill provision may, in accordance with Section 6.6(a), have been partially waived for the purpose of submitting and, subject to Section 6.6(c) and Article VIII (as applicable), negotiating and consummating an Acquisition Proposal; it being further understood that Section 6.12 shall not apply to any Acquisition Proposal that is reasonably likely to result in or constitutes a Superior Proposal), (ii) participate in negotiations regarding such proposal, and (iii) following receipt of a written Acquisition Proposal that constitutes a Superior Proposal, (x) recommend that the Company’s shareholders approve such Superior Proposal and, in connection therewith, effect a Change in Recommendation and (y) authorize the Company to enter into a definitive agreement providing for the implementation of such Superior Proposal if in the case of either (x) or (y) the Company Board determines in good faith following consultation with its legal and financial advisors that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, and that the failure to take the applicable actions set forth in this clause (iii) would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that no such agreement may be entered into unless this Agreement shall have been terminated by the Company in accordance with Section 8.1(h). Nothing in this Section 6.6 or elsewhere in this Agreement shall prevent the Company Board from (i) at any time prior to obtaining the Company Shareholder Approval and other than in response to an Acquisition Proposal, effecting a Change in Recommendation in the event that the Company Board has determined in good faith that the failure to take such action would be inconsistent with its duties to the shareholders of the Company under applicable Law, or (ii) taking and disclosing to the Company shareholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act with respect to an Acquisition Proposal or from making any required disclosure to the Company’s shareholders under applicable Law, including, without limitation, Rule 14d-9 promulgated under the Exchange Act or Item 1012(a) of Regulation M-A; provided, however, that neither the Company nor the Company Board shall be permitted to recommend that the Company shareholders tender any securities in connection with any tender or exchange offer (or otherwise approve, endorse or recommend any Acquisition Proposal) or withdraw or modify the Company Recommendation, unless in each case such tender or exchange offer constitutes a Superior Proposal and, in connection therewith, effects a Change in Recommendation in accordance with this Section 6.6. In addition, nothing in this Section 6.6(c) shall prohibit the Company from taking any action that any court of competent jurisdiction orders the Company to take.

Section 6.7 Public Announcements. The Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements (including scheduling a press conference or conference call with investors or analysts) with respect to this Agreement or any of the transactions contemplated by the Transaction Documents and shall not issue any such press release or make any such public statement without the prior consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may be required by Law or Order, the applicable rules of the New York Stock Exchange or any listing agreement with the New York Stock Exchange.

Section 6.8 Employee Benefit Matters.

(a) From and after the Effective Time, Parent shall cause the Surviving Corporation to honor and provide for payment of all obligations and benefits under all Company Benefit Plans set forth, and identified as such, in the Company Disclosure Letter (including, without limitation, employment or severance agreements between the Company and Persons who are or had been employees of the Company or any of its Subsidiaries at or prior to the Effective Time), all in accordance with their respective terms.

(b) If Company Employees are included in any Parent Benefit Plan following the Effective Time, such Company Employees shall receive credit for past service with the Company for purposes of accrual of vacation time and sick leave and, to extent practicable and permitted under applicable benefit plans, for purposes of eligibility for participation, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plan) under Parent Benefit Plans.

(c) If Company Employees are included in any Parent Benefit Plan following the Effective Time, all actively-at-work or similar limitations, eligibility waiting periods and evidence of insurability requirements under any Parent Benefit Plan that is a group health plan shall be waived with respect to such Company Employees and their eligible dependents, in each case, to the same extent as service with the Company or its Subsidiaries was taken into account under the comparable Company Benefit Plan, and credit shall be provided for any co-payments, deductibles and offsets (or similar payments) made under Company Benefit Plans for the applicable plan year prior to the Effective Time for purposes of satisfying any applicable deductible, out-of-pocket or similar requirements under any Parent Benefit Plans in which they become eligible to participate after the Effective Time.

(d) Except as otherwise provided for in this Section 6.8, nothing herein shall prevent Parent or the Surviving Corporation from amending or terminating any Company Benefit Plan in accordance with its terms.

(e) No provision of this Section 6.8 shall create any third-party beneficiary rights in any current, former or retired employee, officer, consultant, independent contractor or director (including any heir, executor, administrator, representative, beneficiary or dependent thereof). Nothing contained herein shall prevent Parent from terminating the employment of any Company Employee or terminating, or amending the terms of, any Company Benefit Plan in accordance with its terms.

(f) Prior to the Effective Time, the Company Board, or an appropriate committee of non-employee directors thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the disposition by any officer or director of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder (“Section 16”) of Company Common Shares or options or other rights to acquire Company Common Shares pursuant to this Agreement and the Merger shall be an exempt transaction for purposes of Section 16.

(g) Prior to the Effective Time the Company shall create a retention plan (the “Retention Plan”) for the employees listed in Section 6.8(g) of the Company Disclosure Letter with their respective potential retention amounts (“Retention Amounts”). If a listed employee continues to be employed by the Company or the Surviving Corporation, performing the duties described in the employee’s employment agreement, until the later of the Effective Time or December 31, 2007 (such later date being the “Retention Date”), the Surviving Corporation shall pay the employee’s Retention Amount to the employee as soon as practicable thereafter. If the employment of a listed employee is terminated by the Company or the Surviving Corporation without “cause” (as defined in the employee’s change in control contract) or by employee with “good reason” (as defined in the employee’s change in control contract) prior to the Retention Date, the employee shall be paid the employee’s Retention Amount as soon as practicable after such termination.

Section 6.9 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless all past and present officers and directors of the Company and its Subsidiaries (the “Indemnified Parties”) for acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by the FBCA or any other applicable Law or provided under the Company Articles of Incorporation and the Company Bylaws in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable Law. Parent shall guarantee such performance by the Surviving Corporation.

(b) Parent understands and agrees that, prior to the Effective Time, the Company intends to obtain a prepaid six-year “tail” insurance policy that provides coverage for events occurring prior to the Effective Time, on terms no less favorable than the coverage provided under the Company’s current directors’ and officers’ insurance policy, for the Persons who are covered by such policy on the date of this Agreement; provided, however, that the Company shall not pay an aggregate premium in excess of 300% of the aggregate amount per annum that the Company paid for such coverage in its last full fiscal year prior to the date hereof, which amount the Company has disclosed to Parent prior to the date hereof, but may purchase such coverage as may be obtained for such 300% amount. The Company agrees that, prior to purchasing any such policy, the Company shall afford Parent the opportunity to purchase a substitute policy which (i) has an effective term of six years from the Effective Time, (ii) covers those Persons who are currently covered by the Company’s current directors’ and officers’ insurance policy for actions and omissions occurring on or prior to the Effective Time, and (iii) contains terms and conditions that are no less favorable to the insured than those of the Company’s current directors’ and officers’ insurance policy; provided, however, that in satisfying its obligation under this Section 6.9 Parent shall not be obligated to pay an aggregate premium in excess of 300% of the aggregate amount per annum that the Company paid for such coverage in its last full fiscal year prior to the date hereof, but shall be obligated to purchase such coverage as may be obtained for such 300% amount.

(c) Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (and rights for advancement of expenses) now existing in favor of the current or former directors or officers of the Company and its Subsidiaries as provided in their respective articles of incorporation or bylaws (or comparable organizational documents) and any indemnification or other agreements of the Company and its Subsidiaries as in effect on the date of this Agreement shall be assumed by the Surviving Corporation in the Merger, without further action, at the Effective Time and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Further, the articles of incorporation and bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of former or present directors and officers than are presently set forth in the Company Articles of Incorporation and Company Bylaws, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals, except as amendments may be required by the FBCA during such period.

(d) This Section 6.9 shall survive the consummation of the Merger, is intended to benefit the Company, the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties. The provisions of this Section 6.9 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs, and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise.

(e) In the event that the Surviving Corporation or its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation shall succeed to the obligations set forth in Section 6.8 and this Section 6.9. In addition, the Surviving Corporation shall not distribute, sell, transfer or otherwise dispose of any of its assets in a manner that would reasonably be expected to render the Surviving Corporation unable to satisfy its obligations under this Section 6.9.

Section 6.10 No Control of the Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.11 Financing

(a) Each of Parent and Merger Sub shall use, and shall cause their Affiliates to use, their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Financing, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect thereto on the terms and conditions contained therein and (ii) to satisfy (or cause its Affiliates to satisfy) on a timely basis all conditions, and otherwise comply with all terms, applicable to the Parent and Merger Sub (or their Affiliates) in such definitive agreements. In the event any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Commitments, Parent and Merger Sub shall promptly notify the Company and shall use their reasonable best efforts to arrange to obtain any such portion from alternative sources as promptly as practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide Parent and Merger Sub with any portion of the Financing. Parent shall give the Company prompt notice of any material breach by any party to the Financing Commitments or any termination of the Financing Commitments. Each of Parent and Merger Sub shall refrain (and shall use its reasonable best efforts to cause its Affiliates to refrain) from taking, directly or indirectly, any action that would reasonably be expected to result in a failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing. Parent shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing. Parent and Merger Sub may agree to or permit any material amendment, supplement or other modification to be made to, or any waiver of any material provision or remedy under, the Financing Commitments or the definitive agreements relating to the Financing and may obtain financing in substitution of all or a portion of the Financing, so long as they consult with the Company and promptly provide the Company with such information it may reasonably request regarding any alternative financing arrangements or plans.

(b) The Company shall, and shall cause its Subsidiaries to provide, and use its reasonable best efforts to have its and their Representatives cooperate with Parent and its Representatives in connection with the arrangements by Parent and Merger Sub to obtain any debt financing or to facilitate Parent’s post-acquisition planning, and in connection with the pre-payment of the Company’s existing debt, as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries or unreasonably interfere with or hinder or delay in any material aspect the performance by the Company of its other obligations hereunder), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and Merger Sub and their financing sources with financial and other pertinent information regarding the Company as may be reasonably requested by Parent, (iii) assisting Parent and Merger Sub and their financing sources in the preparation of (A) an offering document for any debt raised to complete the transactions contemplated by this Agreement and (B) materials for rating agency presentations, (iv) cooperating with Parent and Merger Sub in connection with applications to obtain such consents, approvals or authorizations which may be necessary or desirable in connection with such financing, (v) using reasonable best efforts to seek to take advantage of the Company’s existing lending relationships, including attempting to persuade the Company’s existing lenders to participate in a syndicate, (vi) reasonably cooperating with the marketing efforts of Parent and Merger Sub and their financing sources for any debt raised by Parent to complete the transactions contemplated by this Agreement, (vii) forming new direct or indirect Subsidiaries and transferring assets to such Subsidiaries, provided that the Company, its Subsidiaries or Joint Ventures (taken as a whole) would not suffer adverse financial or tax consequences prior to or in the absence of the Effective Time, (viii) having officers execute, without personal liability, any reasonably necessary officers’ certificates or management representation letters to the Company’s accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents, and (ix) using reasonable best efforts to permit Parent and Merger Sub to be able to provide lenders with the collateral package required by them in connection with any financing, in a form reasonably satisfactory to the lender; provided, however, that none of the Company or its Subsidiaries will be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time. Parent will promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including, without limitation, reasonable legal fees, transfer taxes and governmental or third party fees) incurred by the Company or its Subsidiaries and their respective Representatives in connection with such cooperation, or directly incurred in connection with the financing of the Special Dividend (including, without limitation, commitment fees and any other amounts payable (excluding principal and interest) to the lenders in respect of such Special Dividend financing). The obligations set forth in the foregoing sentence shall survive any termination of this Agreement.

Section 6.12 Standstill Agreements; Confidentiality Agreements. Except as set forth in Section 6.6, during the period from the date of this Agreement through the Effective Time, the Company will not terminate, amend, modify or waive any provision of any confidentiality agreement not entered into in the ordinary course of business or any agreement by a Third Party not to acquire assets or securities of the Company to which it or any of its Subsidiaries is a party, other than the Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto. Except as set forth in Section 6.6, during such period, the Company shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction. Notwithstanding the foregoing two sentences or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Required Vote, the Company shall not be obligated to comply with the covenants in this Section 6.12 if the Company Board determines, after consultation with its outside counsel, that any such compliance would be inconsistent with its fiduciary duties under applicable Law; provided, however, that the Company shall not take any action that would otherwise fail to comply with the covenants in this Section 6.12 in reliance on the foregoing exception until after the second Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company intends to take such action and specifying the nature of the action to be taken, it being understood and agreed that in determining whether to authorize the Company to take such action the Company Board shall take into account any changes to the financial terms of this Agreement proposed by Parent to the Company in response to such written notice.

Section 6.13 Special Dividend. The Company shall pay the Special Dividend no later than one day prior to the Effective Time. The Company and the Company Board shall take all corporate, regulatory and other action necessary to declare and pay the Special Dividend. Notwithstanding the foregoing, the Company shall have no obligation to pay the Special Dividend, unless (i) Parent has confirmed that all conditions, other than the conditions set forth in Section 7.2, have been satisfied or waived and that Parent, as of the time and date of such confirmation, is not aware of any breach of any representation, warranty, agreement or covenant of Company under this Agreement, that would allow Parent to terminate this Agreement pursuant to Section 8.1 and (ii) Parent shall have delivered to the Company a certificate signed by an authorized officer thereof, to the effect that subject to the satisfaction of the conditions set forth in Section 7.2, (A) proceeds sufficient to fund in full the aggregate Merger Consideration are available to be drawn on the Closing Date under the facilities contemplated by the Financing and (B) it will authorize the Company to file the Articles of Merger with the Florida Secretary of State on the Closing Date.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligations of the parties to effect the Merger on the Closing Date are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Required Vote shall have been obtained.

(b) No Order. No Law or Order (whether temporary, preliminary or permanent) shall have been enacted, issued, promulgated, enforced or entered that is in effect and that prevents or prohibits consummation of the Merger.

(c) Proceedings. There shall not have been instituted or pending any action or proceeding by any Governmental Entity challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the consummation of the Merger or seeking to obtain material damages with respect to the Merger.

(d) Consents and Approvals. Other than the filing of the Articles of Merger in accordance with the FBCA, all consents, approvals and authorizations of any Governmental Entity required to consummate the Merger shall have been obtained.

(e) HSR Act. If applicable, the applicable waiting periods, together with any extensions thereof, under the HSR Act shall have expired or been terminated.

(f) STB. Approval or authorization of the STB shall have been obtained for a voting trust agreement pursuant to which shares of Florida East Coast Railway, L.L.C. shall be placed into an irrevocable voting trust as of the Effective Date pending final STB approval or exemption, as the case may be, with respect to the transactions contemplated hereby shall have been obtained.

Section 7.2 Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger on the Closing Date are also subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement (A) that are qualified by materiality or Company Material Adverse Effect shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) that are contained in Sections 4.2 and 4.3 (subject to de minimus exceptions involving discrepancies of no more than 5,000 shares of Company Common Stock or Company Stock Options covering in the aggregate no more than 1,000 shares of Company Common Stock) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made at and as of the Effective Time, except for such changes as are contemplated by the fourth sentence of Section 4.3(a), and (C) that are not qualified by materiality or Company Material Adverse Effect shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). Parent shall have received a certificate signed by an executive officer of the Company on its behalf to the foregoing effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate signed by an executive officer of the Company to that effect.

Section 7.3 Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger on the Closing Date is also subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent contained in this Agreement (A) that are qualified by materiality or Parent Material Adverse Effect shall be true and correct at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), and (B) that are not qualified by materiality or Parent

Material Adverse Effect shall be true and correct in all material respects at and as of the date hereof and at and as of the Effective Time as if made at and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such earlier date). The Company shall have received a certificate signed by an executive officer of Parent on its behalf to the foregoing effect.

(b) Agreements and Covenants. Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate signed by an executive officer of Parent to that effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action taken or authorized by the Board of Directors or members of the terminating party or parties, notwithstanding any requisite approval of the Merger by the shareholders of the Company, and whether before or after the shareholders of the Company have approved the Merger at the Company Shareholders Meeting, as follows (the date of any such termination, the “Termination Date”):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Effective Time shall not have occurred on or before October 31, 2007 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to (x) a party whose failure to fulfill any obligation under this Agreement materially contributed to the failure of the Effective Time to occur on or before such date or (y) to Parent if the failure of the Effective Time to occur is due solely to the unavailability of the Financing;

(c) by either Parent or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling or taken any other action (including the failure to have taken an action) which, in either such case, has become final and non-appealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger (“Governmental Order”); provided, however, that the terms of this Section 8.1(c) shall not be available to any party unless such party shall have used its commercially reasonable efforts (subject to Section 6.3(c)) to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the Merger;

(d) by Parent if neither it nor Merger Sub is in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Company herein is or becomes untrue or incorrect such that the conditions set forth in Section 7.2(a) shall not have been satisfied (or would be incapable of being satisfied) by the earlier of (x) the date which is twenty-five (25) days after the date of delivery of notice of breach by Parent or (y) the End Date, or (ii) there has been a breach on the part of the Company of any of its covenants or agreements herein such that the conditions set forth in Section 7.2(b) shall not have been satisfied (or would be incapable of being satisfied) by the earlier of (x) the date which is twenty-five (25) days after the date of delivery of notice of breach by Parent or (y) the End Date;

(e) by the Company if it is not in material breach of its obligations under this Agreement, and if (i) any of the representations and warranties of the Parent herein is or becomes untrue or incorrect such that the conditions set forth in Section 7.3(a) shall not have been satisfied (or would be incapable of being satisfied) by the earlier of (x) the date which is twenty-five (25) days after the date of delivery of notice of breach by the Company or (y) the End Date, (ii) there has been a breach on the part of Parent of any of its covenants or agreements herein such that the conditions set forth in Section 7.3(b) shall not have been satisfied (or would be incapable of being satisfied) by the earlier of (x) the date which is twenty-five (25) days after the date of delivery of notice of breach by Parent or (y) the End Date or (iii) all of the conditions set forth in Sections 7.1 and 7.2 have been or are capable of being satisfied but the proceeds of the Financing are not available to Parent within five (5) Business Days of the receipt of written notice from the Company that all such conditions are capable of being satisfied.

(f) by the Company or Parent if the Company Shareholder Approval is not obtained at the Company Shareholders Meeting upon a vote taken on the Merger;

(g) by Parent:

(i) if the Company Board effects a Change in Recommendation; or;

(ii) if (i) the Company Board publicly approves, endorses or recommends to the Company shareholders an Acquisition Proposal, (ii) the Company enters into a contract or agreement relating to an Acquisition Proposal (other than a confidentiality agreement entered into in compliance with Section 6.6(c)), (iii) a tender offer or exchange offer that constitutes an Acquisition Proposal (other than by the Parent or its Affiliates) is commenced prior to obtaining the Company Shareholder Approval and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including, for these purposes, by taking no position or a neutral position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement, (iv) the Company Board fails to reaffirm the Company Recommendation within ten (10) Business Days of a request to so reaffirm by Parent; or (v) the Company or the Company Board publicly announces its intention to do any of the foregoing; or

(h) by the Company if the Company Board approves, and authorizes the Company to enter into, a definitive agreement providing for the implementation of a Superior Proposal, but only so long as:

(i) the Company Shareholder Approval has not yet been obtained;

(ii) the Company is not then and has not been in breach of any of its obligations under Section 6.6 in any material respect;

(iii) the Company Board has determined in good faith, after consultation with its legal and financial advisors, that such agreement constitutes a Superior Proposal and the Company Board shall have determined that it would be inconsistent with its fiduciary duties if it did not terminate this Agreement;

(iv) the Company has notified Parent in writing at least three (3) Business Days prior to terminating this Agreement pursuant to this Section 8.1(h) that it intends to enter into such agreement, attaching the most current version of such agreement (including any amendments, supplements or modifications) to such notice (it being understood and agreed that any amendment to the financial terms of such Superior Proposal shall require a new notice and a new three (3) Business Day period);

(v) during the three (3) Business Day period following Parent’s receipt of such notice, (i) the Company shall have offered to negotiate with (and, if accepted, negotiated in good faith with), and shall have caused its respective financial and legal advisors to offer to negotiate with (and, if accepted, negotiate in good faith with), Parent in making adjustments to the terms and conditions of this Agreement as would enable the Company to proceed with the Merger and the other transactions contemplated by this Agreement, and (ii) the Company Board shall have determined in good faith, after the end of such three Business Day period, after considering the results of any such negotiations and the revised proposals made by Parent, if any, that the Superior Proposal giving rise to such notice continues to be a Superior Proposal when compared with any revised proposals by Parent; and

(vi) the Company pays to Parent the Company Termination Fee in accordance with Section 8.3(b)(ii) simultaneously or prior to the effectiveness of such termination (it being agreed that any purported termination pursuant to this Section 8.1(h) shall be void and of no force or effect ab initio unless the Company shall have made such payment).

Section 8.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto (or any Representatives thereof) except that the provisions of Sections 6.2(b), the last two sentences of Section 6.11(b), 8.2 and 8.3 and Article IX shall survive any such termination; provided, however, that nothing herein shall relieve any party hereto from liability for any willful breach of any of its representations or warranties, or any willful breach of its covenants or agreements set forth in this Agreement prior to such termination.

Section 8.3 Fees and Expenses.

(a) Expense Allocation. Except as otherwise specified in this Section 8.3, all costs and expenses (including fees and expenses payable to Representatives) incurred in connection with the Transaction Documents, the Merger and the other transactions contemplated hereby (“Expenses”) shall be paid by the party incurring such cost or expense, whether or not the Merger is consummated.

(b) Company Termination Fee. The Company agrees that if this Agreement shall be terminated:

(i) by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(f) and (A) an Acquisition Proposal shall have been made to the Company or publicly announced prior to such termination (and with respect to termination pursuant to Section 8.1(b), such Acquisition Proposal was not withdrawn prior to the termination), and (B) concurrently with such termination or within twelve (12) months following the Termination Date, the Company enters into a Contract with respect to an Acquisition Proposal, or consummates a transaction that would constitute an Acquisition Proposal, then the Company shall pay to Parent, if and when such Contract is entered into or consummation of such Acquisition Proposal occurs, whichever is earlier as applicable, the Company Termination Fee (and for purposes of this Section 8.3(b)(i), “50%” shall be substituted for “20%” in the definition of Acquisition Proposal); or

(ii) by Parent pursuant to Section 8.1(g), then the Company shall pay to Parent the Company Termination Fee within two (2) Business Days after the Termination Date; or

(iii) by Parent pursuant to Section 8.1(d) or by the Company pursuant to 8.1(h), then the Company shall pay to Parent, as liquidated damages and not as a penalty and as the sole and exclusive remedy (other than as provided for in Section 9.7) of Parent, Merger Sub and any of their respective Affiliates against the Company, its Subsidiaries and its respective Affiliates, stockholders, directors, officers or agents with respect to this Agreement or the transactions contemplated hereby, including for any loss or damage suffered as a result of the failure of the Merger to be consummated, the Company Termination Fee as set forth in Section 8.1(h).

(c) Parent Termination Fee. If this Agreement is terminated by the Company pursuant to Section 8.1(e), Parent shall promptly, and in any event within five (5) Business Days after the date of such termination, pay the Company, as liquidated damages and not as a penalty and as the sole and exclusive remedy of the Company, its Subsidiaries and any of their respective Affiliates against Parent, Merger Sub and their respective Affiliates, stockholders, directors, officers or agents with respect to this Agreement or the transactions contemplated hereby, including for any loss or damage suffered as a result of the failure of the Merger to be consummated, the Parent Termination Fee by wire transfer of immediately available funds.

(d) Except as set forth in Section 8.1(h) or Section 8.3(b)(ii), the Company Termination Fee shall be paid by the Company as directed by Parent in writing in immediately available funds within two (2) Business Days after the date of the event giving rise to the obligation to make such payment.

(e) Each of the parties hereto acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement. In the event that the Company shall fail to pay the Company Termination Fee when due or Parent shall fail to pay the Parent Termination Fee when due, the Company or Parent, as the case may be, shall reimburse the other party for all reasonable costs and expenses actually incurred or accrued by such other party (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.3.

Section 8.4 Amendment. This Agreement may be amended by the parties in writing by action of their respective Boards of Directors at any time before or after the Company Required Vote has been obtained and prior to the filing of the Articles of Merger in accordance with the FBCA; provided, however, that, after the Company Required Vote shall have been obtained, no such amendment, modification or supplement shall change the amount or the form of the Merger Consideration to be delivered to the Company Shareholders or change any other terms and conditions of this Agreement if such change would materially and adversely affect the Company Shareholders. This Agreement may not be amended, changed or supplemented or otherwise modified except by an instrument in writing signed on behalf of all of the parties.

Section 8.5 Extension; Waiver. At any time prior to the Effective Time, each of the Company, Parent and Merger Sub may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or in any document delivered pursuant to this Agreement, or (c) subject to the provisions of Section 8.4, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties in this Agreement that by its terms contemplates performance after the Effective Time.

Section 9.2 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing (and made orally if so required pursuant to any Section of this Agreement) and shall be deemed given (and duly received) if delivered personally, sent by overnight courier (providing proof of delivery and confirmation of receipt by telephonic notice to the applicable contact person) to the parties or sent by fax (providing proof of transmission and confirmation of transmission by telephonic notice to the applicable contact person) at the following addresses or fax numbers (or at such other address or fax number for a party as shall be specified by like notice):

if to Parent or Merger Sub, to:	Iron Horse Acquisition Holding LLC c/o Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, New York, 10105 Attn: Randal Nardone Facsimile: (212) 798-6122

with a copy to:	Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Attn: Joseph A. Coco Thomas W. Greenberg Phone: (212) 735-3050 Fax: (212) 735-2000

if to the Company, to:	Florida East Coast Industries, Inc. 10151 Deerwood Park Blvd Building 100, Suite 350 Jacksonville, FL 32256 Attn: General Counsel Phone: (904) 996-2812 Fax: (904) 996-2839

with a copy to:	Greenberg Traurig, P.A. 1221 Brickell Avenue Miami, Florida 33131 Attn: Ira N. Rosner Phone: (305) 579-0500 Fax: (305) 579-0717

Section 9.3 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.4 Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement (i) constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement and (ii) is not intended to and does not confer upon any Person other than the parties hereto any rights or remedies hereunder, other than (a) the Persons intended to benefit from the provisions of Section 6.9 (Directors’ and Officers’ Indemnification and Insurance), each of whom shall have the right to enforce such provisions directly; and (b) after the Effective Time, each Company Shareholder with respect to the right to receive the Merger Consideration pursuant to Article II and each of whom shall have the right to enforce such provisions directly.

Section 9.5 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD CAUSE THE LAWS OF ANOTHER JURISDICTION TO APPLY.

Section 9.6 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Merger Sub’s rights and obligations may be assigned to and assumed by Parent or any other corporation directly or indirectly wholly owned by Parent and Parent’s rights and obligations may be assigned and assumed by an Affiliate of Parent provided that such assignment shall not relieve Parent of its obligations hereunder; provided however, that any such assignment does not affect the economic or legal substance of the transactions contemplated hereby. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 9.7 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except in circumstances when the Parent Termination Fee is payable, it is accordingly agreed that each party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any state or federal court sitting in the State of Delaware, without proof of actual damages, and to waive any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity, provided, however, that the Company shall in no event be entitled to an injunction or injunctions or to specific performance requiring Parent or Merger Sub to fulfill their obligations under Article II, unless all the conditions set forth in Sections 7.1 and 7.2 hereof shall be satisfied or waived by Parent (other than those conditions that by their nature are to be satisfied at the Closing Date, which shall be capable of being satisfied on the Closing Date), and the financing provided for in the Financing Commitments (or under any alternative financing arrangement on terms that are reasonably acceptable to Parent) is available to be drawn down by Parent pursuant to the terms of the applicable agreements but is not so drawn down solely as a result of Parent refusing to do so in breach of this Agreement, provided, further, that the obligations of Parent and Merger Sub under Article II shall in any event remain subject to the satisfaction or waiver by Parent of the conditions that by their nature are to be satisfied at the Closing Date. For the avoidance of doubt, whether or not a party is entitled to seek injunctions or specific performance pursuant to the provisions of the preceding sentence or otherwise, in no event will Parent and Merger Sub be entitled to monetary damages in excess of an amount equal to the $100 million, nor will the Company be entitled to monetary damages in excess of an amount equal to the $150 million (in each case, including the Company Termination Fee or the Parent Termination Fee, as applicable) for losses or damages arising from or in connection with breaches of this Agreement by the Company, Parent, Merger Sub or their respective Representatives and Affiliates, or arising from any other claim or cause of action under this Agreement and in no event shall Parent or Merger Sub seek to recover any money damages in excess of such applicable amount from the Company or its Representatives and Affiliates in connection herewith or therewith, nor shall the Company seek to recover any money damages in excess of such applicable amount from the Parent, Merger Sub, or their respective Representatives and Affiliates in connection herewith or therewith.

Section 9.8 Consent to Jurisdiction; Venue.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the state courts of Delaware and to the jurisdiction of the United States District Court for the Southern District of Delaware for the purpose of any action arising out of or relating to this Agreement and the Confidentiality Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such action may be heard and determined exclusively in any Delaware state or federal court sitting in Delaware. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any other action relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9.8 shall affect the right of any party hereto to serve legal process in any other manner permitted by law.

Section 9.9 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

Section 9.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby shall be consummated as originally contemplated to the fullest extent possible.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

IRON HORSE ACQUISITION HOLDING LLC

By:	/s/ David Brooks

Name:	David Brooks

Title:

IRON HORSE ACQUISITION SUB INC.

By:	/s/ David Brooks

Name:	David Brooks

Title:

FLORIDA EAST COAST INDUSTRIES, INC.

By:	/s/ Adolfo Henriques

Name:	Adolfo Henriques

Title:	Chariman, President & CEO

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